IPSEN
Innovation for patient care *

RECEIVED
2006 SEP 19 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

06016961

11 September 2006

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
SEP 2 5 2006
THOMSON
FINANCIAL

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

* Innover pour mieux soigner

IPSEN
Innovation for patient care

GTx
The Men's Health Biotech Company

Press release

Ipsen and GTx enter into partnership agreement for the European rights of Acapodene®

GTx conference call & webcast today at 9:00 a.m. Eastern Time

Paris (France) and Memphis, Tenn. (USA), 7 September 2006 – Ipsen, a European pharmaceutical group (Euronext: IPN) and GTx, Inc. (Nasdaq: GTXI), the Men's Health Biotech Company announced today that they have entered into a definitive agreement under which Ipsen will have an exclusive license to develop and market GTx's Acapodene® (toremifene citrate) in all indications except breast cancer, in Europe (European Union, Switzerland, Norway, Iceland, Lichtenstein and the Commonwealth of Independent States) ("European Territory").

Acapodene®, a selective estrogen receptor modulator (SERM), is intended to exploit a new strategy of estrogen receptors modulation which could translate into a tangible clinical benefit in both the chemoprevention of prostate cancer in high-risk men and the treatment of multiple side effects from androgen deprivation therapy in advanced prostate cancer.

Acapodene® is currently being developed in separate pivotal Phase III clinical trials for two indications. The first indication is for the treatment of multiple side effects of androgen deprivation therapy (ADT) for advanced prostate cancer (80 mg dose). Final data from the ADT trial is expected in the second half of 2007 with an anticipated New Drug Application filing in the US in 2008. The second indication is for the prevention of prostate cancer in men with high grade prostatic intraepithelial neoplasia (HGPIN)(20 mg dose). GTx expects to conduct an interim efficacy analysis between the second half of 2007 and first quarter of 2008 for the HGPIN indication. If the statistical parameters are achieved, GTx will proceed with the filing of a New Drug Application in the US.

Ipsen will pay to GTx €23 million (approximately $30 million based on current exchange rates) upfront payment and fees. In addition, GTx may receive milestone payments from Ipsen of €39 million ($50 million) for Acapodene®, depending on the successful development and European launch of Acapodene® and subject to certain conditions for HGPIN: up to €9 million ($12 million) for the ADT Indication, up to €20 million ($26 million) for the HGPIN Indication and up to €10 million ($13 million) as additional milestone payments. As from execution of the agreement, Ipsen will pay all clinical development, regulatory and launch expenses to commercialize Acapodene® in the European Territory. Ipsen may pay a portion of GTx's Acapodene® development costs in the U.S. if certain conditions are met. Ipsen has agreed to pay GTx a graduating royalty on net sales in the mid-teens which could reach the mid-twenties based on certain sales price thresholds being met. GTx is responsible for paying upstream royalties for Acapodene®. Ipsen will procure the bulk material from a third party and is responsible for the secondary manufacturing of the product.

"We are excited to enter into a partnership with Ipsen for European rights to Acapodene®," said Mitchell S. Steiner, M.D., Chief Executive Officer of GTx. "Ipsen has an extensive track record of drug development and commercialization in Europe and has specific expertise marketing to urologists and oncologists. This partnership allows GTx to maintain its rights to Acapodene® in the United States, where we will build a sales force to market it to urologists and medical oncologists," Steiner said. "The upfront payment will add sufficient cash on our balance sheet to last through the first quarter of 2008, which is beyond the time when we expect to see data from both of our pivotal Phase III Acapodene® trials."

"This partnership with GTx regarding Acapodene®, a product for prostate cancer prevention and for the treatment of side effects of ADT, will further expand Ipsen's franchise of oncology products, one of our targeted therapeutic areas," said Jean-Luc Belingard, Chairman and CEO of the Ipsen Group. "It confirms Ipsen's positioning in the treatment of hormone-dependent diseases, both in oncology and endocrinology and broadens the range of our prostate cancer related product portfolio."

Acapodene®

GTx is developing Acapodene® in two pivotal Phase III clinical trials for two separate indications in men:

- GTx is conducting a pivotal Phase III clinical trial evaluating Acapodene® in an 80 mg dose for the treatment of multiple side effects of ADT for advanced prostate cancer. Approximately 1,400 patients are participating in the trial, which is being conducted under a Special Protocol Assessment (SPA) with the United States Food & Drug Administration (FDA). The primary endpoint of the trial is a reduction in vertebral fractures. Other endpoints include improvements in Bone Mineral Density (BMD), hot flashes, lipid profiles and gynecomastia. In December 2005, GTx conducted a planned interim analysis of bone mineral density in the first 197 patients to complete a full year of treatment. In each of three measurements (lumbar spine, hip and femoral neck), highly statistically significant positive changes in BMD were observed in patients on Acapodene®, when compared to patients on placebo, who on average lost bone. In June 2006, GTx conducted a lipid interim analysis of the same 197 patients. Patients treated with Acapodene® had statistically significantly lower levels of total cholesterol, Low Density Lipoproteins (LDL), and triglycerides, a reduction in the ratio of total cholesterol to High Density Lipoproteins (HDL), and higher HDL, when compared to patients on placebo. The full lipid data set will be evaluated before conclusions about clinical significance of the findings can be drawn. GTx expects to receive final data from the trial in the second half of 2007.

- GTx is conducting a separate pivotal Phase III clinical trial evaluating Acapodene® in a 20 mg dose for the prevention of prostate cancer in men with high grade PIN. More than 1,300 patients with high grade PIN are enrolled in the trial, which is being conducted under a SPA with the FDA. The primary endpoint of the trial is a reduction in the incidence of prostate cancer. GTx expects to conduct an interim efficacy analysis between the second half of 2007 and the first quarter of 2008. If the requisite statistical parameters are achieved, GTx will proceed with the filing of a New Drug Application.

About GTx, Inc.
GTx, headquartered in Memphis, Tenn., is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutics for cancer and serious conditions related to men's health. GTx's lead drug discovery and development programs are focused on small molecules that selectively modulate the effects of estrogens and androgens, two essential classes of hormones. GTx is developing Acapodene® (toremifene citrate), a selective estrogen receptor modulator (SERM), in two separate clinical programs in men: first, a pivotal Phase III clinical trial for the treatment of serious side effects of ADT for advanced prostate cancer, and second, a pivotal Phase III clinical trial for the prevention of prostate cancer in high risk men with high grade prostatic intraepithelial neoplasia, or PIN. Orion Pharma is supplying Acapodene® under its license and supply agreement with GTx. GTx is developing ostarine, a selective androgen receptor modulator, or SARM, for muscle wasting and bone loss indications. Ostarine is currently being evaluated in a Phase II clinical trial in 120 elderly men and postmenopausal women. GTx expects to have data from the Phase II ostarine trial in the second half of 2006. GTx has licensed to Ortho Biotech Products, L.P., a subsidiary of Johnson & Johnson, another of its SARMs, andarine, under a joint collaboration and license agreement.

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached EUR 169 million, i.e. 20.9% of consolidated sales, which amounted to EUR 807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

Ipsen in oncology
Oncology is a key driver for the future of the Ipsen Group, and is also one of its targeted therapeutic area. Ipsen's leading product, Decapeptyl®, a GnRH analogue used in androgen deprivation therapy for prostate cancer, had 2005 sales of €211 million. Ipsen's technology programmes in peptide and protein engineering and medicinal chemistry enable it to explore and develop new approaches in cancer treatment under hormonal control, e.g. like with steroids, growth factors and enzymes regulating cell cycle. For instance:

- Decapeptyl®, a decapeptide analogue of GnRH, a hormone secreted by the hypothalamus, paradoxically act as castration agent in diseases induced by sexual hormones. Decapeptyl® is marketed in monthly or quarterly sustained release formulations, as well as in a daily formulation. Ipsen is developing sustained-release

formulations of Decapeptyl® for treatment durations longer than three months and is conducting phase III clinical trials with this product in combination with an aromatase inhibitor in the treatment of breast cancer in premenopausal women.

- BN 83495, a first in class steroid sulfatase inhibitor, is tested in a phase I trial in the treatment of postmenopausal women with breast cancer.
- BN 2629, a DNA minor groove binding agent, is being studied in 3 phase I trials in patients with metastatic refractory solid tumours and leukemias.
- Two patented cytotoxic agents, diflomotecan and elomotecan are respectively in phase II and I clinical trials are being tested in metastatic cancers.

Forward-Looking Information is Subject to Risk and Uncertainty (GTx)
This press release contains forward-looking statements based upon GTx's current expectations. Forward-looking statements involve risks and uncertainties. GTx's actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risks that (i) GTx will not be able to commercialize its product candidates if clinical trials do not demonstrate safety and efficacy in humans; (ii) GTx may not able to obtain required regulatory approvals to commercialize its product candidates; (iii) GTx's clinical trials may not be completed on schedule, or at all, or may otherwise be suspended or terminated; and (iv) GTx could utilize its available cash resources sooner than it currently expects and may be unable to raise capital when needed, which would force GTx to delay, reduce or eliminate its product development programs or commercialization efforts. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. GTx's annual report on form 10-Q filed with the U.S. Securities and Exchange Commission on 5 May 2006, contains a more comprehensive description of these and other risks to which GTx is subject. GTx expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Forward-looking statements (Ipsen)
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

Conference Call Information
GTx will host a conference call & webcast today at 9:00 a.m. Eastern Time. To listen to the conference call, please dial:

- 800-659-2037 from the United States and Canada or
- 617-614-2713 (International)
  The access code for the call is 47021236.

A playback of the call will be available beginning today at 11:00 a.m., Eastern Time through 21 September, and may be accessed by dialing:

- 888-286-8010 from the United States and Canada or
- 617-801-6888 (International)
  The reservation number for the replay is 28701566.

Additionally, you may access the live and subsequently archived webcast of the conference call from the Investor Relations section of GTx's website at http://www.gtxinc.com.

For further information:
GTx, Inc.
McDavid Stilwell, Manager, Corporate Communications & Financial Analysis
Tel.: +1 901-523-9700 – Fax: +1 901-844-8075 - e-mail: mstilwell@gtxinc.com

Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04 - e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21 - e-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

GTx
The Men's Health Biotech Company

Communiqué de presse

GTx et Ipsen concluent un partenariat pour les droits d'Acapodene® en Europe

Conférence téléphonique et *webcast de* GTx à 9 heures (fuseau horaire : côte Est des États-Unis)

Memphis, Tennessee (États-Unis) et Paris (France), le 7 septembre 2006 – GTx, Inc. (Nasdaq : GTXI), société de biotechnologie spécialisée dans la santé masculine, et Ipsen (Euronext : IPN), groupe pharmaceutique européen, annoncent aujourd'hui avoir signé un accord définitif au terme duquel Ipsen détiendra une licence exclusive pour le développement et la commercialisation d'Acapodene® (citrate de torémifène) de GTx dans toutes les indications, à l'exception du cancer du sein, en Europe (Union Européenne, Suisse, Norvège, Islande, Lichtenstein et Communauté des États Indépendants) (le « Territoire Européen »).

Acapodene®, modulateur sélectif des récepteurs aux estrogènes (SERM), est développé dans le cadre d'une nouvelle stratégie de modulation des récepteurs aux estrogènes, qui pourrait produire un bénéfice clinique réel, dans la prévention du cancer de la prostate chez les hommes présentant un risque élevé (néoplasie intraépithéliale de haut grade), et pour le traitement des effets secondaires multiples de l'hormonothérapie anti-androgénique dans le cancer avancé de la prostate.

Acapodene® est actuellement évalué dans le cadre d'études cliniques de phase III distinctes pour deux indications. La première indication concerne le traitement des effets secondaires multiples liés à l'hormonothérapie anti-androgénique (*Androgen deprivation therapy*, ADT) dans le cancer avancé de la prostate (dose de 80 mg). Les données finales de l'essai ADT sont attendues durant le second semestre 2007 avec une demande d'autorisation de mise sur le marché prévue aux Etats-Unis en 2008. La seconde indication porte sur la prévention du cancer de la prostate chez les hommes ayant une néoplasie intraépithéliale de haut grade (*High grade prostatic intraepithelial neoplasia*, HGPIN) (dose de 20 mg). GTx prévoit de réaliser une analyse intermédiaire de l'efficacité dans l'indication HGPIN entre le second semestre 2007 et le premier trimestre 2008. Si les paramètres statistiques sont atteints, GTx déposera une demande d'autorisation de mise sur le marché aux États-Unis.

Ipsen versera à GTx un paiement initial et des redevances de 23 millions d'euros (environ 30 millions de dollars selon les taux de change actuels). GTx pourrait recevoir également d'Ipsen des redevances de 39 millions d'euros (50 millions de dollars) pour Acapodene®, sous réserve de la réussite du développement et du lancement européen d'Acapodene®, et selon certaines conditions pour l'indication HGPIN : jusqu'à 9 millions d'euros (12 millions de dollars) pour l'indication ADT, jusqu'à 20 millions d'euros (26 millions de dollars) pour l'indication HGPIN, et jusqu'à 10 millions d'euros (13 millions de dollars) de paiement de redevances supplémentaires. Dès la signature du contrat, Ipsen prendra en charge tous les frais de développement clinique, réglementaires et de

lancement liés à la commercialisation d'Acapodene® sur le Territoire Européen. Ipsen pourrait rembourser à GTx certains frais relatifs aux coûts de développement d'Acapodene® aux États-Unis si certaines conditions sont remplies. Ipsen a accepté de verser à GTx des royalties d'environ 15% des ventes, pouvant croître à environ 25% en fonction des niveaux de prix de vente atteints. GTx est responsable du paiement en amont des redevances sur d'Acapodene®. Ipsen obtiendra la matière première d'un tiers et est responsable de la fabrication du produit fini.

« *Nous nous réjouissons de ce partenariat avec Ipsen pour les droits européens d'Acapodene®* », déclare le Dr Mitchell S. Steiner, Président de GTx. « *Ipsen possède une solide expérience dans le développement de médicaments et leur commercialisation en Europe, et bénéficie d'une notoriété certaine auprès des urologues et des oncologues. Ce partenariat permet à GTx de conserver ses droits sur Acapodene® aux États-Unis, où nous allons mettre en place une force de vente pour le commercialiser auprès des urologues et des oncologues médicaux* », ajoute le Dr Steiner. « *Le paiement initial va insuffler suffisamment de cash à notre bilan pour continuer jusqu'au premier trimestre 2008, période à laquelle les résultats de nos deux études pivotales de phase III avec Acapodene® sont attendus* ».

« *Ce partenariat avec GTx concernant Acapodene®, destiné à la prévention du cancer de la prostate et au traitement des effets secondaires de l'hormonothérapie anti-androgénique, va renforcer davantage la franchise d'Ipsen en oncologie, l'un de nos domaines thérapeutiques ciblés* » indique Jean-Luc Bélingard, Président du Groupe Ipsen. « *Celui-ci confirme le positionnement d'Ipsen sur le traitement des maladies hormono-dépendantes, tant en oncologie qu'en endocrinologie, et va élargir notre offre de produits destinés au cancer de la prostate* ».

Acapodene®

GTx évalue Acapodene® dans le cadre de deux études cliniques pivotales de phase III dans deux indications distinctes chez l'homme :

- GTx réalise un essai clinique de phase III pivotal évaluant Acapodene® à la dose de 80 mg, pour le traitement des effets secondaires multiples liés à l'hormonothérapie anti-androgénique du cancer de la prostate à un stade avancé. Environ 1 400 patients participent à cette étude, conduite selon la procédure du *Special Protocol Assessment (SPA)* de la *Food and Drug Administration* (FDA) américaine. Le critère principal de l'essai est la réduction de l'incidence des fractures vertébrales. D'autres critères portent sur l'amélioration de la densité minérale osseuse, des bouffées de chaleur, du profil lipidique et de la gynécomastie. En décembre 2005, GTx a réalisé l'analyse intermédiaire prévue sur la densité minérale osseuse des premiers 197 patients à avoir complété une année de traitement. Sur chacune des trois évaluations (colonne vertébrale lombaire, hanche, col du fémur) des améliorations statistiquement significatives de la densité minérale osseuse ont été observées chez les patients recevant Acapodene®, contrairement aux patients sous placebo chez lesquels une perte de densité minérale osseuse a été observée. En juin 2006, GTx a réalisé une analyse intermédiaire des lipides chez ces mêmes 197 patients. Ceux sous Acapodene® ont présenté une diminution statistiquement significative du cholestérol total, de la lipoprotéine de basse densité (LDL), des triglycérides, une

réduction du rapport cholestérol total sur la lipoprotéine de haute densité (HDL) et des taux plus élevés de HDL, par rapport aux patients sous placebo. L'ensemble des données lipidiques seront évaluées avant que les conclusions sur la valeur clinique des résultats puissent être écrites. GTx prévoit d'obtenir les données finales de l'essai au second semestre 2007.

- GTx réalise une autre étude clinique pivotale de phase III où Acapodene® est évalué à la dose de 20 mg pour la prévention du cancer de la prostate chez des patients présentant une néoplasie intraépithéliale de haut grade. Plus de 1 300 patients présentant une néoplasie intraépithéliale de haut grade sont inclus dans cet essai conduit selon la procédure SPA avec la FDA. Le critère principal de l'essai est la réduction de l'incidence du cancer de la prostate. GTx espère réaliser une analyse intermédiaire de l'efficacité entre le second semestre 2007 et le premier trimestre 2008. Si les paramètres statistiques requis sont atteints, GTx déposera une demande d'autorisation de mise sur le marché.

A propos de GTx, Inc.
GTx, dont le siège social est situé à Memphis dans le Tennessee (États-Unis), est une société biopharmaceutique spécialisée dans la découverte, le développement et la commercialisation de médicaments destinés au cancer et aux maladies masculines graves. Ses principaux programmes de découverte et de développement ciblent les petites molécules qui modulent sélectivement les effets des estrogènes et des androgènes, deux familles d'hormones essentielles. GTx développe Acapodene® (citrate de torémifène), un modulateur sélectif des récepteurs aux estrogènes (*Selective Estrogen Receptor Modulator, SERM*), dans deux programmes cliniques distincts chez l'homme : d'une part, une étude clinique pivotale de phase III pour le traitement des effets secondaires sévères de l'hormonothérapie anti-androgénique du cancer de la prostate à un stade avancé, et d'autre part, un essai clinique pivotal de phase III pour la prévention du cancer de la prostate chez les hommes à risque de développer une néoplasie intra-épithéliale de haut grade. Orion Pharma fournit Acapodene® selon son accord de licence et de fourniture avec GTx. GTx développe également l'ostarine, un modulateur sélectif des récepteurs aux androgènes (SARM) dans des indications de pertes musculaires et osseuses. L'ostarine est évalué actuellement dans une étude clinique de phase II chez 120 hommes âgés et femmes après la ménopause. GTx espère obtenir les données de l'étude de phase II de l'ostarine au second semestre 2006. GTx a également donné en licence à Ortho Biotech Products, L.P., une filiale de Johnson & Johnson, un autre modulateur sélectif des récepteurs aux androgènes, l'andarine, pour une collaboration commune et un accord de licence.

A propos d'Ipsen
Ipsen est un groupe pharmaceutique européen qui commercialise actuellement plus de 20 médicaments et rassemble près de 4 000 collaborateurs dans le monde. La stratégie de développement du Groupe repose sur une complémentarité entre les produits des domaines thérapeutiques ciblés (oncologie, endocrinologie et désordres neuromusculaires), moteurs de sa croissance, et les produits de médecine générale qui contribuent notamment au financement de sa recherche. Cette stratégie est également complétée par une politique active de partenariats. La localisation de ses quatre centres

de R&D (Paris, Boston, Barcelone, Londres) lui permet d'être en relation avec les meilleures équipes universitaires et d'accéder à un personnel de grande qualité. En 2005, les dépenses de Recherche et Développement ont atteint 169,0 millions d'euros, soit 20,9 % du chiffre d'affaires consolidé qui s'est élevé à 807,1 millions d'euros dans les comptes pro forma du Groupe établis selon les normes IFRS. Près de 700 personnes sont affectées aux activités de R&D, avec pour mission la découverte et le développement de médicaments innovants au service des patients. Les actions Ipsen sont négociées sur le compartiment A du marché Eurolist by Euronext™ (mnémonique : IPN, code ISIN : FR0010259150). L'adresse de son site Internet est www.ipsen.com.

Ipsen en oncologie

L'oncologie est un moteur de croissance pour le Groupe Ipsen et l'un des ses domaines thérapeutiques ciblés. Décapeptyl®, premier produit du Groupe Ipsen, est un analogue de la GnRH, utilisé dans l'hormonothérapie anti-androgénique du cancer de la prostate, qui a réalisé des ventes en 2005 de 211 millions d'euros. Les plates-formes technologiques d'Ipsen en ingénierie des peptides et des protéines et en chimie médicinale lui permettent d'explorer et de développer de nouvelles approches pour le traitement des cancers sous contrôle hormonal, tels qu'avec les stéroïdes, les facteurs de croissance et les enzymes régulant le cycle cellulaire. A titre d'exemple :

- Décapeptyl®, un décapeptide analogue de la GnRH, une hormone sécrétée par l'hypothalamus, agit paradoxalement comme un agent castrateur dans les maladies stimulées par les hormones sexuelles. Décapeptyl® est commercialisé sous des formulations à libération prolongée mensuelle ou trimestrielle, ainsi que sous une forme quotidienne. Ipsen développe des formulations à libération prolongée de Décapeptyl® pour des périodes de plus de 3 mois et réalise des études cliniques de phase III en association avec un inhibiteur de l'aromatase, dans le traitement du cancer du sein chez les femmes en préménopause.
- Le BN 83495, un inhibiteur de la stéroïde sulfatase, premier de sa classe, est actuellement évalué dans le cadre d'un essai de phase I pour le traitement de femmes atteintes d'un cancer du sein en post-ménopause.
- Le BN 2629, un agent cytotoxique interagissant avec l'ADN, est étudié dans le cadre de 3 études de phase I dans les tumeurs solides ou les leucémies résistantes à la chimiothérapie.
- Deux agents cytotoxiques brevetés, le diflomotécan et l'elomotécan, font actuellement l'objet d'études cliniques de phase II et I respectivement, dans des cancers métastatiques.

Avertissement

Les déclarations prospectives et les objectifs contenus dans cette présentation sont basés sur la stratégie et les hypothèses actuelles de la Direction. Ces déclarations et objectifs dépendent de risques connus ou non, et d'éléments aléatoires qui peuvent entraîner une divergence significative entre les résultats, performance ou événements effectifs et ceux envisagés dans ce communiqué. Sous réserve des dispositions légales en vigueur, Ipsen ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives ou objectifs visés dans le présent communiqué afin de refléter les changements qui interviendraient sur les évènements, situations, hypothèses ou circonstances sur lesquels ces déclarations sont basées. L'activité d'Ipsen est soumise à

des facteurs de risques qui sont décrits dans ses documents d'information enregistrés auprès de l'Autorité des marchés financiers.

Conférence téléphonique (en anglais)
GTx tiendra une conférence téléphonique avec *webcast* aujourd'hui à 9 heures (fuseau horaire : côte est des États-Unis). Pour y participer, merci de composer :
- le 800-659-2037 à partir des États-Unis et du Canada, ou
- le +1 617-614-2713 (international).

Le code d'accès est 47021236.

Une rediffusion de la conférence sera disponible, aujourd'hui à 11 heures (fuseau horaire : côte est des États-Unis) et jusqu'au 21 septembre, à partir du numéro suivant :
- le 888-286-8010 à partir des États-Unis ou du Canada, ou
- le +1 617-801-6888 (international).

Le numéro de réservation de la rediffusion est 28701566.

De plus, vous avez accès à la conférence téléphonique en direct et par la suite à sa version archivée à partir de la section Relations Investisseurs du site Internet de GTx : http://www.gtxinc.com.

Pour plus d'information :
GTx, Inc.
McDavid Stilwell, Responsable de la communication corporate et de l'analyse financière
Tél. : +1 901-523-9700 – Fax : +1 901-844-8075
e-mail : mstilwell@gtxinc.com

Ipsen
Didier Véron, Directeur des Affaires Publiques et de la Communication Groupe
Tél. : +33 (0)1 44 30 42 38 – Fax : +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com

David Schilansky, Directeur des Relations Investisseurs
Tel. : +33 (0)1 44 30 43 88 – Fax : +33 (0)1 44 30 43 21
e-mail : david.schilansky@ipsen.com

IPSEN
Innovation for patient care

RECEIVED
2006 SEP 19 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Ipsen's first half 2006 results

- **Results in line with expectations: annual objectives maintained**
- **Strong cash-flow generation during the period: €130 million**
- **Financial flexibility strengthened, with a net cash position of €193 million at 30 June 2006**

Paris, 6th September 2006 - The Board of Directors of Ipsen (Euronext: IPN), chaired by Jean-Luc Bélingard, met on September 5, 2006 to review the Group's first half of 2006 results published today.

First half consolidated results summary(1)

(in € million unless otherwise stated)	2006	2005(2)	% change 2006/2005
Sales	**430.6**	**404.1**	**+6.6%**
Other revenues	**46.6**	**45.7**	**+1.9%**
Total revenues	**477.2**	**449.8**	**+6.1%**
Operating profit	108.4	115.8	(6.4)%
Operating margin (as a % of sales)	*25.2%*	*28.7%*	
Restated operating profit (3)	**116.8**	**115.8**	**+0.8%**
Restated operating margin (as a % of sales)	***27.1%***	***28.7%***	
Consolidated profit – attributable to the Group	**88.1**	**89.4**	**(1.4)%**
Earnings per share (€) (4)	**1.05**	**1.19**	**(12.0)%**
Average number of shares:			
Outstanding	84,013,049	74,936,490	
On a diluted basis	84,031,717	74,936,490	
Net cash (debt), end of period	**193.3**	**(153.1)**	

(1) Ipsen's auditors have performed a limited review of these financial statements.

(2) The 30 June 2005 pro forma income statement as shown above differs from that published in the 31 December 2005 "Document de Base". In compliance with IFRS 5 the Group's primary care business in Spain, divested in October 2005, has been treated as "discontinued operations" from 1 January 2005, whereas in the financial statements reported for 2005 this business was treated as "discontinued operations" only from 30 September 2005. Such restated information presents comparable data over the two periods reported as at 30 June 2006.

(3) In order to better assess the Group's operating performance, the restated operating profit for the first half of 2006 excludes an €8.4 million one-off expense paid in March 2006 to Inamed for the recovery of all rights related to Reloxin®

(4) On a diluted basis.

Review of first half results

For the first half of 2006, consolidated sales grew by 6.6% year-on-year. This increase was fuelled by the growth of products in targeted therapeutic areas (oncology, endocrinology, neuromuscular disorders) and strong sales momentum in international markets, despite downward price pressures in Major Western European Countries negatively impacting sales by €14.3 million over the period.

Other revenues in the first half of 2006 totalled €46.6 million, up 1.9% compared with €45.7 million in the first half of 2005, which included €10.0 million income resulting from the termination of a research contract.

Operating income for the first half of 2006 was €108.4 million, representing 25.2% of sales, down 6.4% from a high baseline in 2005 (first half of 2005, €115.8 million representing 28.7% of sales), when R&D and commercial costs in 2005 were particularly back-loaded in the second half of that year. Restated for an €8.4 million one-off expense paid in March 2006 to Inamed for the recovery of all rights related to Reloxin®, the Group's operating profit in the first half of 2006 stood at €116.8 million, stable year-on-year despite severe price pressure in major European countries, to reach 27.1% of sales compared with 28.7% a year ago. This 1.6 points decrease in restated operating margin as a percentage of sales notably includes (i) a continued improvement of 0.3 points in cost of goods sold due to a better product mix, (ii) an increase of 0.8 points in R&D expenses due to the preparation of filings for Somatuline® Autogel® and Dysport® in the US plus finalisation of the BIM 51077 (GLP-1 analogue) development programme and (iii) an increase of 0.6 points in SG&A mainly resulting from an increase in sales taxes in France and in costs of certain corporate functions - notably expenses in respect of stock exchange listing requirements - partially offset by productivity improvements in sales and marketing expenses.

The consolidated profit attributable to the Group amounted to €88.1 million in the first half of 2006, representing 18.5% of revenues, compared with 19.9% a year earlier.

The Group generated a strong €130.2 million cash flow from operating activities, against €62.5 million a year earlier. Cash flow in the first half of 2006 benefited from sustained activity during the period as well as from payments of milestones by Medicis under the Reloxin® distribution licence granted by the Group for the United States, Canada and Japan in the aesthetics indication. As a result, the Group has reimbursed most of its credit facilities, in addition to utilising €25.2 million for its investment transactions and paying out €50.4 million in dividends during the half-year. Overall, the first half of 2006 showed a net increase in cash flow of €24.2 million compared to a decrease of €55.6 million for the same period a year ago.

Financial objectives for 2006 full year

The Group's performance in the first half of 2006 is consistent with management expectations and enables the Group to confirm its financial objectives set out for the full year of 2006:

- Sales growth of 6.5% to 7.5%
- Operating margin of 21.5% to 22.0% of sales(1)
- Based on the guidance issued by Tercica on its 2006 financial results, and assuming completion of Ipsen's acquisition of 25% of Tercica's equity in early October 2006, Ipsen's financial statements in 2006 could also include an additional c.€4 million charge(2)("income/loss from associates ").

Commenting on the performance in the first half of 2006, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen**, stated: "*These results confirm the soundness of Ipsen's strategic focus: strong growth in targeted therapeutic areas and strong operating margins generating strong cash-flows. This allows us to confirm our full year 2006 objectives*".

(1) including the negative impact of a non-recurring expense of €8.4 million paid to Inamed and excluding any potential loss from associates arising from Tercica.

(2) Assuming Tercica's net loss during the second half of 2006 is spread evenly between the third and fourth quarters of 2006.

Regarding Ipsen's evolution since the beginning of 2006, Mr Bélingard said: "*We have significantly reshaped Ipsen's profile, notably by expanding its marketing reach and overall market coverage worldwide: we have gained exposure to the aesthetic market through our partnership with Medicis in North America and, subject to completion, we are building with Tercica our platform to market Somatuline® in the US whilst preserving our profitability profile. We have also broadened our product portfolio with the addition of Increlex® to our endocrinology offering in Europe. Last but not least, Somatuline® Autogel® has been approved in Canada, the first time ever one of our products has been registered in North America*".

Mr Bélingard added: "*Since December 2005, we have achieved our objectives for the period. The second half of 2006 will be another important period for Ipsen, with the expected filings of febuxostat in Europe and Somatuline® Autogel® in the US in the fourth quarter. We are also progressing our discussions with potential distributors for our botulinum toxin product in aesthetic use in Europe. Furthermore, we are continuing to investigate potential acquisitions of late-stage products, as well as seeking R&D partnerships for some of our early-stage products. Going forward, we intend to continue to unfold our strategy, capitalizing on our R&D capabilities and our market positioning in order to grow Ipsen into a tier-1 international specialty pharmaceutical company enjoying sustained profitable growth*".

A review of the financial position and results in Ipsen's consolidated financial statements for the half-year ended 30 June 2006 and 30 June 2005 is attached to this press release.

Conferences Calls

Conference call Media (in French)
Ipsen will host a conference call on Wednesday 6 September at 10.00 a.m. (Paris time).

Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone number to join the conference call is +33 (0)1 71 23 04 21 .
Please mention the company name (Ipsen) and our CEO's name (Jean-Luc Bélingard) to the operator. No access code is necessary for the live call.

A replay will be available soon after the live call. The telephone number to access the replay is +33 (0)1 71 23 02 48. The access code is 5482558#. The replay will be available for one week following the live call.

Conference call Analysts and webcat (in English)
Ipsen will host a conference call on Wednesday 6 September at 3.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call.

Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: +33 (0)1 71 23 04 21 and from the United States: +1 718 354 1362.
Please mention the company name (Ipsen) and our CEO's name (Jean-Luc Bélingard) to the operator. No access code is necessary for the live call.

A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33 (0)1 71 23 02 48 and from the United States: +1 718 354 1112. The access code is 9210426#. The replay will be available for one week following the live call.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure was €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts prepared in accordance with IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information :

Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

1 - Comparison of the consolidated income statement for the half-years ended 30 June 2006 and 30 June 2005

A comparison of the income statement is presented below:

	30 June 2006		30 June 2005 *pro forma (1)*			30 June 2005 *pro forma as reported*
	(in thousands of euros)	*% of revenues*	*(in thousands of euros)*	*% of revenues*	*2006/2005 variation*	*(in thousands of euros)*
Sales	**430,607**	**90.2 %**	**404,099**	**89.8 %**	**6.6 %**	**412,704**
Other revenues	46,569	*9.8 %*	45,684	*10.2 %*	*1.9 %*	*45,684*
Total revenues	**477,176**	**100.0 %**	**449,783**	**100.0 %**	***6.1 %***	**458,388**
Cost of goods sold	(88,879)	*-18.6 %*	(84,437)	*-18.8 %*	*5.3 %*	*(88,961)*
Research and development expenses	(83,817)	*-17.6 %*	(75,565)	*-16.8 %*	*10.9%*	*(75,635)*
Selling, general and administrative expenses	(188,000)	*-39.4 %*	(174,166)	*-38.7 %*	*7.9 %*	*(177,317)*
Other operating income and expenses	(8,298)	*-1.7 %*	174	*n/s*	*n/s*	*174*
Restructuring costs	189	*n/s*	-	-	*n/s*	-
Impairment losses	-	-	-	-	*n/s*	-
Operating profit	**108,371**	***22.7 %***	**115,789**	***25.7 %***	***-6.4%***	**116,649**
- Income from cash and cash equivalents	2,767		1,089			*1,089*
- Cost of gross financial debt	(1,208)		(4,378)			*(4,378)*
Cost of net financial debt	**1,559**	***0.3 %***	**(3,289)**	***-0.7 %***	***-147.4 %***	**(3,289)**
Other interest income and expense	(1,202)	*-0.3 %*	(1,348)	*-0.3 %*	*-10.8%*	*(1,348)*
Income tax	(20,280)	*-4.3 %*	(22,256)	*-4.9 %*	*-8.9%*	*(22,433)*
Profit from continuing operations	**88,448**	***18.5%***	**88,896**	***19.8 %***	***-0.5%***	**89,579**
Profit from discontinued operations	**33**	***n/s***	**683**	***0.2 %***	***n/s***	**-**
Consolidated profit	**88,481**	***18.5%***	**89,579**	***19.9 %***	***-1.2 %***	***89,579***
- Attributable to equity holders of Ipsen S.A.	88,144		89,368			*89,368*
- Minority interests	337		211			*211*

(1) The 30 June 2005 pro forma income statement as shown above differs from that published in the 31 December 2005 *"Document de Base"*. In compliance with IFRS 5 the Group's primary care business in Spain, divested in October 2005, has been treated as "discontinued operations" from 1 January 2005, whereas in the financial statements reported for 2005 this business was treated as "discontinued operations" only from 30 September 2005. Such restated information presents comparable data over the two half-years reported as at 30 June 2006.

- **Sales**

For the first half of 2006, consolidated sales grew by 6.6% year-on-year. This increase was fuelled by the growth of products in targeted therapeutic areas (oncology, endocrinology, neuromuscular disorders) and strong sales momentum in international markets, despite downward price pressures in Major Western European Countries negatively impacting sales by €14.3 million over the period.

- **Other revenues**

In the first half of 2006, ***other revenues***, which include royalties and milestone payments from partners and for various services, totalled €46.6 million, up 1.9% year-on-year (first half of 2005, €45.7 million).

Other revenues break down into half-years as follows:

(in thousands of euros)	30 June 2006	30 June 2005 *pro forma*	2006/2005 variation *Amount*	*%*
Breakdown by revenue type				
- Royalties received	21,865	22,684	(819)	*-3.6%*
- Milestone payments	4,128	60	4,068	*ns*
- Licensing agreements	6,717	16,033	(9,316)	*ns*
- Other (co-promotion revenues, rechargi	13,859	6,907	6,952	*100.6 %*
Total other revenues	**46,569**	**45,684**	**885**	***1.9 %***

- **Royalties received** mainly comprised royalties from the Kogenate® licence, which amounted to €20.2 million for the first half of 2006 (first half of 2005, €21.1 million). The first quarter of 2005 had been particularly high due to the carry-over of some 2004 royalties into the first half of 2005.
- **Milestone payments** represent recognition of payments received over the life of contracts. In the first half of 2006, this income mainly comprised the milestones in relation to the Reloxin® and Tenstaten® agreements.
- In the first half of 2006, **licensing agreements** mainly comprised the recognition of advance payments made by Roche as a result of the BIM 51077 partnership. In the first half of 2005, income of €10.0 million was recorded in connection with the termination of a research contract.
- The increase in **other** revenues during the first half of 2006 was due to higher billings for R&D services within the framework of existing partnerships as well as an increase in co-promotion revenues, notably related to the early termination in April 2006 of the co-promotion contract for Zoxan with Pfizer, which was initially due to expire on 30 November 2006.

- **Cost of goods sold**

In the first half of 2006, ***cost of goods sold*** amounted to €88.9 million, representing 20.6% of sales. By comparison, in the same period of 2005, cost of goods sold amounted to €84.4 million, representing 20.9% of sales. This favourable trend was mainly due to increased production volumes and a favourable product mix, despite the negative impact of price cuts during the first half of 2006.

- **Research and development expenses**

A comparison of research and development expenses for the half-years ended 30 June 2006 and 30 June 2005 is presented in the following table:

(In thousands of euros)	30 June 2006	30 June 2005 *pro forma*	2006/2005 variation *Amount*	*%*
Breakdown by expense type				
- Drug-related research and development(1)	70,645	65,613	5,032	*7.7 %*
- Industrial development(2)	10,218	7,518	2,700	*35.9 %*
- Strategic development(3)	2,954	2,434	520	*21.4 %*
Total	**83,817**	**75,565**	**8,252**	***10.9 %***

(1) Drug-related research and development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become regulatorily-approved drugs and is also used to improve existing drugs and to research new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Includes chemical, biotechnical and development-process research costs to industrialise the small-scale production of agents developed by the research laboratories.

(3) Includes costs incurred for research into new product licences or establishing partnership agreements.

Research and development expenses increased by 10.9% to €83.8 million, representing 17.6% of total revenues and 19.5% of sales for the half-year to 30 June 2006. That compares with the half-year to 30 June 2005, when research and development expenses totalled €75.6 million, representing 16.8% of total revenues and 18.7% of sales.

- In 2006, *major research and development projects* included the continuation of phase III clinical trials for Somatuline® and Dysport® with a view to preparing for their filing with the Food and Drug Administration in the USA ("FDA"), as well as the finalisation of the BIM 51077 development programmes agreed within the partnership with Roche. The growth in drug-related research and development expenses particularly reflects the full-period impact of the Group having strengthened its clinical development teams, starting in 2004.

- *In the area of industrial development,* the increase during the first half of 2006 in industrial development expenses is mainly linked to costs required for the preparation for pre-approval inspections by the FDA in some of the Group's manufacturing sites, to prepare for future launches of Dysport® and Somatuline® in the USA.

- **Selling, general and administrative expenses**

A comparison of *selling, general and administrative* expenses for the half-years ended 30 June 2006 and 30 June 2005 is presented in the following table:

(In thousands of euros)	30 June 2006	30 June 2005 *pro forma*	2006/2005 variation *Amount*	*%*
Breakdown by expense type				
Royalties paid	15,839	14,088	1,751	*12.4 %*
Taxes and sales tax	7,548	5,828	1,720	*29.5 %*
Other sales and marketing expenses	127,221	121,578	5,643	*4.6 %*
Selling expenses	**150,608**	**141,494**	**9,114**	***6.4 %***
General and administrative expenses	**37,392**	**32,672**	**4,720**	***14.4 %***
Total	**188,000**	**174,166**	**13,834**	***7.9 %***

For the first half of 2006, *selling, general and administrative expenses* increased by 7.9% to €188.0 million, representing 43.7% of sales compared with €174.2 million a year ago (representing 43.1% of sales).

- *Selling expenses* amounted to €150.6 million, or 35.0% of sales for the first half of 2006, a flat rate year-on-year (first half of 2005, €141.5 million representing 35.0% of sales). Selling expenses include royalties paid to third parties on the sales of products marketed by the Group amounting to €15.8 million for the first half of 2006, up 12.4% year-on-year, stemming from the sales growth of the corresponding products. Taxes and sales taxes for the first half of 2006 were up 29.5% at €7.5 million, mainly due to an increase of sales tax in France to 1.76% imposed on 1 January 2006, up from 0.6% a year ago. For the first half of 2006, other sales and marketing expenses amounted to €127.2 million, up 4.6% from €121.6 million for the same period a year ago. This increase is significantly below the sales growth level, and reflects the success of the Group's productivity improvement programmes.
- *General and administrative expenses* grew by 14.4% to €37.4 million for the first half of 2006, representing an increase of €4.7 million from a year ago. This evolution stemmed mainly from an increase in costs of corporate functions, notably due to the stock exchange listing of the Group, as well as reinforcement of certain administrative functions of the Group related to its expansion in international markets.

- **Other operating income and expenses**

For the first half of 2006, *other operating income and expenses* amounted to an €8.3 million expense compared with €0.2 million income a year ago. In 2006, this amount essentially comprises a non-recurring payment of USD10.0 million to Inamed for the recovery of all rights related to Reloxin® in the United States, Canada and Japan in accordance with the termination agreement between the Group and Inamed.

- **Operating profit**

Operating income for the first half of 2006 was €108.4 million, representing 25.2% of sales, down 6.4% from a high baseline in 2005 (first half of 2005, €115.8 million representing 28.7% of sales), when R&D and commercial costs were particularly back-loaded into the second half of the year.

Restated for an €8.4 million one-off expense paid in March 2006 to Inamed for the recovery of all rights related to Reloxin®, the Group's operating profit in the first half of 2006 stood at €116.8 million, stable year-on-year despite severe price pressure in major European countries, representing 27.1% of sales compared with 28.7% a year ago. This 1.6 points decrease in restated operating profit as a percentage of sales notably includes (i) a continued improvement of 0.3 points in cost of goods sold due to a better product mix, (ii) an increase of 0.8 points in R&D expenses due to the preparation of the filings for Somatuline® Autogel® and Dysport® in the US plus finalisation of the BIM 51077 (GLP-1 analogue) development programme and (iii) an increase of 0.6 points in SG&A mainly resulting from an increase in sales taxes in France and in costs of certain corporate functions - notably stock exchange listing requirements expenses - partially offset by productivity improvements in other sales and marketing expenses.

Segment reporting: Operating profit by geographical region

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since Ipsen operates in a single business segment, i.e. drug research and development, production and sales.

Sales, revenues and operating profit for the half-years ended 30 June 2006 and 30 June 2005 are presented in the following table by geographical region:

	30 June 2006		30 June 2005 *pro forma*		2006/2005 variation	
	(in thousands of euros)	%	*(in thousands of euros)*	%	*(in thousands of euros)*	%
Major Western European countries (1)						
Sales	275,645	96.3 %	273,927	97.8 %	1,718	0.6 %
Revenues	286,345	100.0 %	280,052	100.0 %	6,293	2.2 %
Operating profit	113,110	39.5 %	114,745	41.0 %	(1,635)	(1.4) %
Other European countries						
Sales	93,324	100.0 %	79,047	99.8 %	14,277	18.1 %
Revenues	93,324	100.0 %	79,218	100.0 %	14,106	17.8 %
Operating profit	40,372	43.3 %	29,440	37.2 %	10,932	37.1 %
Rest of the World						
Sales	61,638	100.0 %	51,125	100.0 %	10,513	20.6 %
Revenues	61,638	100.0 %	51,125	100.0 %	10,513	20.6 %
Operating profit	24,375	39.5 %	15,924	31.1 %	8,451	53.1 %
Allocated Total						
Sales	430,607	97.6 %	404,099	98.5 %	26,508	6.6 %
Revenues	441,307	100.0 %	410,395	100.0 %	30,912	7.5 %
Operating profit	177,857	40.3 %	160,109	39.0 %	17,748	11.1 %
Non-Allocated Total						
Revenues	35,869	100.0 %	39,388	100.0 %	(3,519)	(8.9) %
Operating loss	(69,486)	(193.7) %	(44,320)	(112.5) %	(25,166)	(56.8) %
Ipsen Total						
Sales	430,607	90.2 %	404,099	89.8 %	26,508	6.6 %
Revenues	477,176	100.0 %	449,783	100.0 %	27,393	6.1 %
Operating profit	108,371	22.7 %	115,789	25.7 %	(7,418)	(6.4) %

(1) France, Spain, Italy, Germany and the UK

- **In the Major Western European countries,** sales for the first half of 2006 grew by only 0.6% year-on-year. This mainly reflects government measures imposing price cuts, together with the impact of the Tenstaten® agreement with Recordati in France. Moreover, in the first half of 2006, sales taxes increased by nearly €2 million year-on-year, mainly in France. As a result, the operating profit declined by 1.4% to €113.1 million for the first half of 2006, representing 39.5% of revenues, against €114.7 million a year ago, representing 41.0% of revenues.

- **In Other European countries,** which include other Western European countries and Eastern Europe countries, the operating profit for the period increased by 37.1% to €40.4 million, compared with €29.4 million a year earlier. This good performance was achieved due to (i) a strong 18.1% sales increase despite a €3.3 million impact of price reductions, (ii) a reduction in sales taxes and commissions in some countries and (iii) the absence of non-recurring expenses in the first half of 2006, which had impacted the first half of 2005. As a result, operating profit in the region for the first half of 2006 represents 43.3% of revenues, against 37.2% a year ago.

- **In the Rest of the World,** most of the Group's products are marketed by third-party distributors and agents, except in China and South Korea, where Ipsen has a direct presence. For the first half of 2006, operating profit sharply increased to €24.4 million, up 53.1% year-on-year (first half of 2005, €15.9 million) due to a strong 20.6% increase in sales, while costs have not increased at the same pace.

Non-allocated operating loss for the first half of 2006 totalled €69.5 million, against a loss of €44.3 million a year ago. For the first half of 2006, the non-allocated operating loss included:

- revenues of €35.9 million against €39.4 million a year earlier. This decrease is explained by (i) the negative impact of lesser royalties generated by the Kogenate® license, (ii) an income received in May 2005 related to the termination of a research agreement and (iii) in the first half of 2006, the positive impact of the recognition of milestones in connection with the Reloxin® agreement in addition to higher billings for R&D services in existing partnerships.

- research and development expenses of €75.4 million, up from €68.0 million a year ago.

- selling, general & administrative expenses of €21.8 million, compared with €16.9 million a year ago. This increase results in particular from a reinforcement of some of the Group's corporate functions.

- other expense of €8.1 million, mainly comprising the indemnity paid to Inamed as shown above, compared with other income of €1.2 million recorded a year ago.

Cost of net financial debt

For the first half of 2006, the cost of net financial debt showed an income of €1.6 million against an expense of €3.3 million a year earlier. This positive trend mainly reflects the strong improvement in the cash position due to the capital increase in December 2005 and the cash received in 2006 from partnerships.

- **Income tax**

For the first half of 2006, the Group's effective tax rate amounted to 18.7% of pre-tax profit from continuing operations, compared with 20.0% a year earlier.

The Group's effective tax rate benefited in 2006 from the non-recurring tax impact of the use of UK capital losses carried forward for a total of €6.9 million.. Due to uncertainty of recovery of those capital losses, no deferred tax assets had previously been recognized whereas, in 2006, the capital gain deriving from the Reloxin® agreement with Medicis enabled capital losses to be offset in the period. Excluding this non-recurring impact, the Group's tax rate would have been 25.0% for the half-year to 30 June 2006. A year ago, the Group's effective tax rate had benefited from the non-recurring impacts of recognizing net deferred tax assets and utilizing previously unrecognized tax loss carry forwards in UK and Dutch subsidiaries, since their profitability had improved. Excluding these non-recurring impacts, the Group's effective tax rate for the half-year to 30 June 2005 would have been 24.9%, in line with the first half of 2006.

- **Profit from continuing operations**

As a result of the items noted above, profit from continuing operations for the first half of 2006 declined by 0.5% to €88.5 million, against €88.9 million a year earlier. Thus profit from continuing operations represented 18.5% of revenues, compared with 19.8% for the first half of 2005.

- **Profit from discontinued operations**

Profit from discontinued operations relates to toll-manufacturing for Spain-based FAES FARMA, who acquired the Group's primary care business in Spain in October 2005. This activity, presented as "discontinued operations" as from 1 January 2005, will be undertaken until early 2007. For the first half of 2006, net profit was not significant and amounted to €0.7 million for the same period a year ago.

- **Consolidated profit**

As a result of the items noted above, consolidated profit declined by 1.2% to €88.5 million (€88.1 million attributable to equity holders of Ipsen S.A.) in the first half of 2006, against €89.6 million (€89.4 million attributable to equity holders of Ipsen S.A.) a year earlier. Consolidated profit represented 18.5% of revenues for the half-year to 30 June 2006, compared with 19.9% a year earlier.

Milestones received in cash during the period but not yet recognised as revenues in the Group's income statement

For the half-year ended 30 June 2006, the total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €94.3 million, against €5.0 million for the half-year to 30 June 2005. These payments will be recognized in the Group's income statement as revenues going forward as follows :

(in € million)	**Milestones received in cash but not yet recognized as revenues for the half-year periods ended :**	
	June 30, 2006	**June 30, 2005**
Total	**94.3**	**5.0**
These will be recognized as revenues in the future as follows:		
In the second half of 2006	4.0	2.4
In 2007	8.0	1.1
In 2008 and beyond	82.3	1.5

After 30 June 2006, other milestones have been received in cash for a total of €73.6 million in the context of Roche's opt-in for BIM 51077, as well as an additional payment by Medicis within the framework of the Reloxin® distribution agreement for the United States, Canada and Japan. In the future, these additional payments will be recognized as revenues in the Group's accounts as follows: €2.6 million in the second half of 2006, €5.5 million in 2007, and €65.5 million in 2008 and beyond. These amounts are additional to the amounts shown in the table above.

2 - CASH FLOW AND CAPITAL FOR THE HALF-YEARS ENDED 30 JUNE 2006 AND 30 JUNE 2005

The consolidated cash flow statement shows a net increase in cash flow of €24.2 million for the first half of 2006, before currency impact, compared to a decrease of €55.6 million for the same period a year ago.

In the first half of 2006, the Group generated a strong €130.2 million cash flow from operating activities, against €62.5 million a year earlier. The cash position as at 30 June 2006 benefited from sustained activity during the period as well as from the payment of a €75.5 million (USD90.1 million) milestone by Medicis under the Reloxin® distribution licence granted by the Group for the United States, Canada and Japan in the aesthetics indication. Under that same contract, the Group also received from Medicis during the first half of 2006 a down payment of €10 million on the extra payment of USD35 million due from Medicis after the end of negotiations on a potential extension of its distribution activities in Europe. As a result, the Group has reimbursed most of its credit facilities, while keeping open the option of re-using them (for a total of €241.2 million as of 30 June 2006). The Group utilised €25.2 million for its investment transactions and paid out €50.4 million in dividends during the half-year to 30 June 2006. Cash derived from discontinued activities amounted to €1.6 million for the period (half-year to 30 June 2005 : nil).

ANALYSIS OF THE CASH FLOW STATEMENTS FOR THE HALF-YEARS TO 30 JUNE 2006 AND 30 JUNE 2005

(in thousands of euros)	30 June 2006	30 June 2005 *pro forma*
- Cash flow before variation in working capital requirements	89,558	98,302
- (Increase) decrease in working capital requirements for operations	40,616	(35,775)
• Net cash flow generated by operating activities	130,174	62,527
• Net cash flow used in investment activities	(25,204)	(29,741)
• Net cash flow used in financing activities	(82,358)	(88,416)
• Net cash flow provided by discontinued activities	1,604	-
Increase (decrease) in cash flow for the half-year	**24,216**	**(55,630)**
Cash and cash equivalents at beginning of year	**200,564**	**92,763**
Impact of *pro forma* treatment	-	(5,583)
Impact of foreign exchange variations	(17)	192
Cash and cash equivalents at end of half-year	**224,763**	**31,742**

Net cash flow generated by operating activities

During the first half of 2006, cash flow before changes in working capital totalled €89.6 million against €98.3 million for the same period a year ago. This reflects an increase in deferred tax assets mainly due to the deferred tax asset recognized on the milestone of USD90.1 million received from Medicis.

Working capital requirements for operating activities declined €40.6 million for the first half of 2006 against an increase of €35.8 million a year ago. This evolution is linked to the following :

- The balance between current assets and current liabilities represents a debt which increased by €58.4 million during the first half of 2006. This increase resulted notably from the collection of payments received from Medicis out of which €83.8 million had not yet been recognised as revenues as at 30 June 2006. This impact has been partially offset by the decrease of other assets and liabilities (linked in particular to partnerships and insurance premiums).
- An increase in inventories of €3.4 million and in trade receivables of €30.4 million, mainly resulting from business growth and from the modification of the payment terms of certain customers in France, were added to the decrease in trade payables of €18.1 million, partly due to the payment during the period of IPO-related fees accrued in 2005 and to an invoicing level from suppliers which was lower than in the fourth quarter of 2005.

- Conversely, tax payable increased by €34.1 million, comprising €12.6 million for the taxation resulting from the Medicis payment and €16.7 million in respect of the balance of tax payable related to Group affiliates in France for the first half of 2006.

As a result of the above, net cash flow generated by operating activities amounted to €130.2 million for the first half of 2006 against €62.5 million a year ago.

Net cash flow used in investment activities

Net cash flow used in investment activities amounted to €25.2 million for the first half of 2006 (first half of 2005, €29.7 million). This comprised mainly fixed asset acquisitions, net of disposals, of €14.4 million, against €15.3 million a year ago, as well as a €7.0 million increase in working capital requirements linked to investment activities for the period, compared with an increase of €14.6 million a year ago. Additionally, the Group utilised €2.1 million in the first half of 2006 to fund its liquidity contract on Ipsen shares.

During the first half of 2006, tangible fixed asset acquisitions totalled €14.2 million, mostly consisting of capital expenditure required to maintain the Group's industrial facilities, namely €3.6 million for industrial buildings and fittings and €4.7 million for machinery, mainly at the Dreux and Wrexham production sites.

The increase of €7.0 million for working capital in investing activities during the first half of 2006 is mostly due to the payment during the period of liabilities recorded in 2005 in France.

Net cash flow used in financing activities

In the half-year to 30 June 2006, net cash flow used in financing activities totalled €82.4 million against €88.4 million a year ago. Following payments received from Medicis, €31.1 million of the Group's credit facilities has been repaid, thus reducing the overdraft as at 30 June 2006 to €6.6 million. In the half-year to 30 June 2005, repayment of credit facilities amounted to €70.0 million. The Group still has the option to utilise fully these credit facilities.

In the first half of 2006, the Group paid out €50.4 million in dividends, compared with €29.3 million in the same period of 2005.

Net cash flow from discontinued activities

In the half-year to 30 June 2006, net cash flow from discontinued activities amounted to €1.6 million (half-year to 30 June 2005: nil), resulting from the decrease in working capital requirements linked to primary care activities in Spain, which were divested in October 2005.

ANALYSIS OF NET CASH

At 30 June 2006, the Group's net cash[1] was €193.3 million, compared with €138.3 million net cash as at 31 December 2005. The Group has four-year credit facilities totalling €241.2 million, out of which only €6.6 million was in use at 30 June 2006, compared with a €37.8 million utilisation as at 31 December 2005. The covenants included in the loan agreements, namely net debt to equity and net debt to EBITDA[2], are irrelevant in respect of the current positive net cash situation.

3 - SHAREHOLDING STRUCTURE

On the basis of available information, Ipsen believes that its shareholding structure as at 30 June 2006 breaks down as follows.

On an outstanding basis:

	Shares held	In %
Mayroy	62,162,828	74.0%
Board members	14,345	0.0%
Employees	1,076,830	1.3%
Treasury shares	14,791	0.0%
Public	20,755,889	24.7%
Total	84,024,683	100.0%

On the same basis, after full exercise of stock options and bonus shares, Ipsen's shareholding structure would break down as follows:

	Shares held	In %
Mayroy	60,506,884	71.7%
Board members	14,345	0.0%
Employees	3,082,774	3.7%
Treasury shares	14,791	0.0%
Public	20,755,889	24.6%
Total	84,374,683	100.0%

(1) Net cash: cash and cash equivalents minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments
(2) EBITDA: Earnings before interest, tax, depreciation and amortisation

ANNEX 1

RESUME CONSOLIDATED INCOME STATEMENT

(in thousand of euros)	30 June 2006	30 June 2005 Pro forma (1)	30 June 2005 (1)
Sales	430,607	404,099	385,694
Other revenues	46,569	45,684	39,992
Total Revenues	**477,176**	**449,783**	**425,686**
Cost of goods sold	(88,879)	(84,437)	(90,227)
Research and Development expenses	(83,817)	(75,565)	(74,110)
Selling expenses	(150,608)	(141,494)	(138,627)
General and administrative expenses	(37,392)	(32,672)	(30,682)
Other operating income and expenses	(8,298)	174	1,919
Restructuring cost	189	-	-
Impairment losses	-	-	-
Operating income	**108,371**	**115,789**	**93,959**
- Cash ans cash equivalent	2,767	1,089	450
- Cost of financial debt	(1,208)	(4,378)	(4,211)
Net cost of financial debt	**1,559**	**(3,289)**	**(3,761)**
Other financial income and expenses	(1,202)	(1,348)	(1,007)
Income taxes	(20,280)	(22,256)	(20,400)
Net profit continuing operations	**88,448**	**88,896**	**68,791**
Discontinued operations (1)	**33**	**683**	**683**
Net profit from continuing operation	**88,481**	**89,579**	**69,474**
- attributable to equity holders of the parent	88,144	89,368	62,075
- minority interest	337	211	7,399
Basic earnings per share, continuing operations (in euros)	1.049	1.183	1.048
Diluted earnings per share, continuing operations (in euros)	1.049	1.183	1.048
Basic earnings per share, discontinuing operations (in euros)	0.000	0.009	0.011
Diluted earnings per share, discontinuing operations (in euros)	0.000	0.009	0.011
Basic earnings per share (in euros)	1.049	1.192	1.059
Diluted earnings per share (in euros)	1.049	1.192	1.059

(1) In accordance with IFRS 5, the 2005 income statement has been restated to provide comparable data for the periods presented

ANNEX 2

RESUME CONSOLIDATED BALANCE SHEET

(in thousand of euros)	**30 June 2006**	**31 December 2005**
ASSET		
Goodwills	**188,836**	**188,836**
Other intangible assets, net	**38,949**	**39,800**
Property, plant and equipment, at cost	**186,058**	**187,769**
Equity investments	2,260	2,656
Other non-current assets	4,485	2,671
Non-current financial assets	**6,745**	**5,327**
Deferred tax assets	**48,621**	**13,096**
Total non-current assets	**469,209**	**434,828**
Inventories	77,738	74,390
Trade receivables	194,371	164,681
Current tax assets	1,532	10,951
Other current assets	56,253	42,966
cash and cash equivalent	226,155	202,034
Total current assets	**556,049**	**495,022**
Non current assets classified as held for sale	6,052	12,659
TOTAL ASSETS	**1,031,310**	**942,509**
SHAREHOLDER'S EQUITY AND LIABILITIES		
Share capital	**84,025**	**84,025**
Share premiums and consolidated reserves	505,702	420,591
Profit of the Year	88,144	119,230
Cumulative translation reserve	(5,176)	(4,080)
Shareholders' equity attributable to equity holder of the parent	**672,695**	**619,766**
Minority interest	1,478	1,334
Total Shareholders' equity	**674,173**	**621,100**
Retirement benefit obligations	8,335	8,032
Long-term provisions	9,599	8,266
Bank loans	6,621	37,751
Other financial liabilities	16,245	15,508
Deferred tax liabilities	1,604	1,358
Other non-current liabilities	87,079	-
Total non-current equivalent	**129,483**	**70,915**
Short-term provisions	3,138	3,309
Bank loans	6,350	7,074
Financial liabilities	2,286	1,760
Trade payables	88,641	107,045
Current tax liabilities	26,916	2,223
Other current liabilities	89,522	113,525
Bank overdrafts	1,392	1,470
Total current liabilities	**218,245**	**236,406**
Liabilities directly associated with non-current assets classified as held for sale	9,409	14,088
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,031,310**	**942,509**

ANNEX 3

RESUME CONSOLIDATED STATEMENT OF CASH FLOW

(in thousand of 'euros)	30 June 2006	30 June 2005 Pro forma (1)	30June2005 (1)
Profit for the period	**88,481**	**89,579**	**69,474**
Profit from discontinued operations	(33)		
Profit from continuing operations	**88,448**		
Non-cash and non-operating items :		-	-
- Depreciation, amortization and impairment losses	19,068	14,167	12,433
- Increase/(decrease) in faire value of Financial Instruments	(264)	436	436
- impairment of goodwill	-	-	-
- Net gains or losses on disposal of non-current assets	(139)	31	14
- Share of investment grant included in profit and loss	(60)	(54)	-
- Exchange difference	565	(224)	(589)
- Change in deferred taxes	(20,090)	(6,902)	(6,994)
- Cost of stock options	1,994	1,269	1,269
- Profit/Loss coming down from own capital shares disposal	29	-	-
- Other transactions of a non-cash nature	7	-	-
cash flow from operating activities before changes in working capital	***89,558***	***98,302***	***76,043***
- (Increase) / decrease in inventories	(3,378)	(3,810)	(6,595)
- (Increase) / decrease in tradre receivables	(30,361)	(14,598)	(11,786)
- (Decrease) / increase in trade payables	(18,115)	(10,374)	(11,516)
- net change in income tax liability	34,077	2,563	1,316
- Net change in other operating assets and liabilities	58,393	(9,556)	(7,096)
Variation du besoin en fonds de roulement lié à l'activité	***40,616***	***(35,775)***	***(35,677)***
NET CASH PROVIDED BY OPERATING ACTIVITIES	**130,174**	**62,527**	**40,366**
Acquisition of property, plant & equipment	(14,202)	(13,482)	(12,720)
Acquisitions of intangible assets	(1,473)	(2,351)	(1,318)
Payments to post-employment benefit plans	(1,085)	-	-
Proceeds from disposal of intangible assets and property, plant and equipment	1,295	503	475
Acquisition of investments in non-consolidated companies	(40)	-	-
Own capital shares	(385)	-	-
Impact of changes in the scope of consolidation	-	-	(51,650)
Other cash-flow related to investing activities	(2,301)	178	129
Change in working capital related to investing activities	(7,013)	(14,589)	(13,743)
NET CASH USED IN INVESTING ACTIVITIES	**(25,204)**	**(29,741)**	**(78,827)**
Additional long-term borrowings	-	11,714	11,712
Repayment of long-term borrowings	(31,083)	(70,015)	(80,995)
Net change in short-term borrowings	(724)	(648)	(648)
Capital increase	-	-	124,528
Increase of share premiums	-	-	29,478
Dividends paid by Ipsen S.A.	(50,407)	(29,303)	(29,303)
Dividends paid by subsidiaries to minority interest	(158)	(24)	(24)
Change of working capital related to financing activities	14	(140)	(2,427)
NET CASH PROVIDED/(USED) IN FINANCING ACTIVITIES	**(82,358)**	**(88,416)**	**52,321**
Reported change in cash and cash equivalent	1,604	-	-
THEORETICAL CHANGE IN CASH AND CASH EQUIVALENT	**24,216**	**(55,630)**	**13,860**
Impact of pro forma restatements	-	(5,583)	-
CHANGE IN CASH AND CASH EQUIVALENTS	**24,216**	**(61,213)**	**13,860**
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	**200,564**	**92,763**	**17,742**
Impact of exchange rate fluctuations	(17)	192	140
Cash and cash equivalent at the end of the year	**224,763**	**31,742**	**31,742**

(1) According to IFRS 5, since the Balance sheet as at 30 June 2005 has not been adjusted, the consolidated statement of cash flow at 30 June 2005 has not been adjusted either.

Communiqué de presse

Ipsen : résultats du premier semestre 2006

- **Résultats en ligne avec les attentes: objectifs annuels confirmés**
- **Flux soutenu de cash généré par l'activité pendant la période: 130 millions d'euros**
- **Flexibilité financière renforcée avec une position de trésorerie nette de 193 millions d'euros au 30 juin 2006**

Paris, le 6 septembre 2006 – Le Conseil d'Administration d'Ipsen (Euronext : IPN), présidé par Jean-Luc Bélingard, s'est réuni le 5 septembre 2006 pour arrêter les comptes du premier semestre 2006 publiés aujourd'hui.

Extrait des résultats consolidés du premier semestre[1]

(en millions d'euros)	*1S 2006*	*1S 2005*[2]	*% Variation 2006/2005*
Chiffre d'affaires	**430,6**	**404,1**	**+6,6%**
Autres produits de l'activité	**46,6**	**45,7**	**+1,9%**
Produits des activités ordinaires	**477,2**	**449,8**	**+6,1%**
Résultat opérationnel	108,4	115,8	(6,4)%
Marge opérationnelle (en % du CA)	*25,2%*	*28,7%*	
Résultat opérationnel retraité[3]	**116,8**	**115,8**	**+0,8%**
Marge opérationnelle retraitée (en % du CA)	***27,1%***	***28,7%***	
Résultat consolidé (part attribuable aux actionnaires d'Ipsen S.A.)	***88,1***	***89,4***	***(1,4)%***
Résultat par action (euros)[4]	**1,05**	**1,19**	**(12,0)%**
Nombre moyen d'actions :			
En circulation	*84 013 049*	*74 936 490*	
Sur une base diluée	*84 031 717*	*74 936 490*	
Trésorerie nette (dette nette) à la fin de la période	**193,3**	**(153,1)**	

(1) Les comptes ont fait l'objet d'une revue limitée par les Commissaires aux Comptes d'Ipsen

(2) Le compte de résultat au 30 juin 2005 pro forma tel que publié au 30 juin 2006 diffère du compte de résultat au 30 juin 2005 pro forma publié dans le document de base 2005. En effet, conformément à la norme IFRS 5, les activités de médecine générale du Groupe en Espagne, cédées en octobre 2005, ont été retraitées en « activité non poursuivies » au 1er janvier 2005 alors qu'en 2005 cette activité avait été considérée comme «activités non poursuivies» qu'à compter du 30 septembre 2005. Ce retraitement permet de présenter une information comparative sur les deux périodes présentées au 30 juin 2006.

(3) Afin de mieux juger de la performance opérationnelle du Groupe, le résultat opérationnel du premier semestre 2006 a été retraité d'un montant non récurrent de 8,4 million d'euros versé à Inamed en mars 2006 pour recouvrer tous les droits sur Reloxin®

(4) Sur une base diluée

<u>Analyse des résultats du premier semestre 2006</u>

Les ventes consolidées du premier semestre 2006 ont progressé de 6,6% par rapport à celles du premier semestre 2005. Cette progression a été tirée par la croissance des produits des domaines thérapeutiques ciblés (oncologie, endocrinologie, désordres neuromusculaires) ainsi que par le fort dynamisme des marchés internationaux, malgré des baisses de prix dans les principaux pays de l'Europe de l'Ouest ayant affecté les ventes à hauteur de 14,3 millions d'euros ce semestre.

Les autres produits de l'activité se sont élevés à 46,6 millions d'euros au premier semestre 2006, en augmentation de 1,9% par rapport à la même période en 2005, où ils avaient atteint 45,7 millions d'euros, et comprenaient une indemnité forfaitaire de 10,0 millions d'euros liée à l'arrêt d'un contrat de recherche.

Le résultat opérationnel au premier semestre 2006 s'est élevé à 108,4 millions d'euros, soit 25,2% des ventes, en baisse de 6,4% par rapport à un premier semestre 2005 élevé (premier semestre 2005 à 115,8 millions d'euros soit 28,7% des ventes). Les coûts de R&D et commerciaux en 2005 avaient en effet été concentrés plus particulièrement sur deuxième semestre de l'année. En excluant un montant non récurrent de 8,4 millions d'euros versés à Inamed en mars 2006 pour recouvrer tous les droits sur Reloxin®, le résultat opérationnel retraité du Groupe au premier semestre 2006 s'est élevé à 116,8 millions d'euros, stable d'une année sur l'autre malgré l'impact négatif important des baisses de prix dans les Principaux Pays d'Europe de l'Ouest, et a atteint 27,1% des ventes comparé à 28,7% au premier semestre 2005. Cette baisse de 1,6 point du résultat opérationnel retraité (ramenée aux ventes) se décompose notamment en :

- une poursuite de l'amélioration du coût de revient des ventes, à hauteur de 0,3 point ce semestre, grâce à la forte croissance des volumes produits ainsi qu'à la hausse plus rapide des ventes des produits à plus forte marge ;
- une augmentation de 0,8 point des frais de R&D, principalement du fait de la préparation des dossiers d'enregistrement de Somatuline® Autogel® et de Dysport® aux États-unis, ainsi que de la finalisation du programme de recherche sur le BIM 51077 (un analogue du GLP-1) ;
- une augmentation des frais commerciaux, généraux et administratifs, à hauteur de 0,6 point, provenant principalement d'un relèvement depuis le 1er janvier 2006 de la contribution assise sur le chiffre d'affaires réalisé en France et de l'augmentation de certains coûts centraux (notamment dus à la vie d'une société cotée), ces deux augmentations ayant été partiellement compensées par des efforts de productivité au niveau des frais commerciaux.

Le résultat consolidé (part attribuable aux actionnaires d'Ipsen S.A.) s'est élevé à 88,1 millions d'euros ce semestre, soit 18,5% du produit des activités ordinaires comparé à 19,9% un an auparavant.

Le premier semestre de l'exercice 2006 a été marqué par un flux soutenu de trésorerie généré par l'activité du Groupe, atteignant 130,2 millions d'euros à comparer à 62,5 millions d'euros générés au premier semestre 2005. La trésorerie au 30 juin 2006 a bénéficié d'une croissance soutenue de l'activité, ainsi que de l'encaissement de paiements versé par Medicis dans le cadre de la licence de distribution de Reloxin® que le Groupe lui a accordé pour les États-unis, le Canada et le Japon dans les indications de médecine esthétique. De ce fait, le Groupe a presque totalement remboursé les tirages sur ses lignes d'emprunt à long terme. Il a en outre consacré 25,2 millions d'euros à ses opérations d'investissements et a versé des dividendes à hauteur de 50,4 millions d'euros. Le tableau des flux de trésorerie consolidés montre donc une variation positive de la trésorerie au cours du premier semestre de l'exercice 2006 de 24,2 millions d'euros, à comparer à une diminution de 55,6 millions d'euros au cours de la même période en 2005.

Objectifs financiers pour l'année 2006

La performance du Groupe au premier semestre 2006 est conforme aux attentes de la Direction et permet par conséquent de confirmer les objectifs fixés pour l'année:

- Croissance des ventes comprise entre 6,5 et 7,5%
- Marge opérationnelle comprise entre 21,5 et 22,0% des ventes(1)
- Sur la base des prévisions annoncées par Tercica pour l'année 2006, et en prenant l'hypothèse que l'acquisition de 25% du capital de Tercica soit effectuée début octobre 2006, les comptes du Groupe pourraient comprendre une charge de l'ordre de 4 millions d'euros(2)au titre des «pertes des sociétés mise en équivalence».

Commentant la performance du premier semestre 2006, **Jean-Luc Bélingard, Président Groupe Ipsen**, a déclaré: « *Ces résultats confirment la validité de nos orientations stratégiques : une forte croissance dans nos domaines thérapeutiques ciblés et des marges d'exploitation solides générant de cash-flows importants. Ceci nous permet de confirmer nos objectifs pour l'exercice 2006* ».

A propos de l'évolution d'Ipsen depuis le début 2006, M. Bélingard a déclaré « *Nous avons remodelé de façon significative le profil d'Ipsen, en particulier grâce à l'extension de son marché potentiel et de sa présence commerciale mondiale. Notre partenariat avec Medicis en Amérique du Nord nous permettra de bénéficier de la croissance du marché de la médecine esthétique et, sous réserve de la réalisation de cette transaction, nous bâtissons avec Tercica notre plateforme pour commercialiser Somatuline® Autogel® aux États-unis tout en préservant notre profil de rentabilité. Nous avons également élargi notre portefeuille de produits grâce à l'ajout d'Increlex® à notre offre de médicaments en Europe. Enfin, avec l'autorisation de mise sur le marché de Somatuline® Autogel® au Canada, l'un de nos médicaments est pour la première fois enregistré en Amérique du Nord* ».

M. Bélingard a ajouté: « *Depuis décembre 2005, nous avons atteint tous les objectifs que nous nous étions fixés pour la période. Le second semestre de l'exercice 2006 marquera une nouvelle étape importante pour Ipsen avec la préparation de dépôt des demandes d'enregistrement du febuxostat en Europe et de Somatuline® Autogel® aux États-unis au quatrième trimestre. Par ailleurs, les discussions progressent quant au choix d'un distributeur pour notre toxine botulique en Europe dans ses indications de médecine esthétique. Nous poursuivons par ailleurs des opportunités d'acquisitions de produits en fin de développement ainsi que des partenariats pour nos produits en début de développement. Nous appuyant sur nos capacités de R&D et sur nos positions commerciales, nous allons continuer d'œuvrer afin de faire d'Ipsen une entreprise pharmaceutique spécialisée internationale de premier rang à la croissance soutenue et profitable* ».

Un examen de la situation financière et des résultats d'Ipsen aux premier semestre 2006 et au premier semestre 2005 est annexé à ce communiqué de presse.

Conférences téléphoniques

Ipsen – conférence téléphonique presse (en français)

Ipsen tiendra une conférence téléphonique le mercredi 6 septembre à 10h00 (heure de Paris). Les participants pourront intégrer la conférence 5 à 10 minutes avant son initiation. Aucune réservation n'est nécessaire pour y prendre part. Le numéro de téléphone à composer pour joindre cette conférence est le +33 (0)1 71 23 04 21. Le nom de la société (Ipsen) et celui de son Président (Jean-Luc Bélingard) vous seront demandés. Aucun code d'accès n'est nécessaire.

Un enregistrement sera disponible rapidement après sa tenue. Le numéro de téléphone pour accéder à cet enregistrement est le +33 (0)1 71 23 02 48 et le code d'accès est le 5482558#. Il sera accessible pendant une semaine après la conférence.

---

(1) Y compris l'impact de la charge non récurrente de 8.4 millions d'euros payée à Inamed mais sans tenir compte d'un potentiel impact à ce niveau des pertes consolidées par mise en équivalence de Tercica.

(2) En faisant l'hypothèse que les pertes de Tercica au second semestre 2006 sont reparties de manière homogène entre les troisième et quatrième trimestres.

Ipsen – conférence téléphonique analystes et webcast (en anglais)
Ipsen tiendra une conférence téléphonique le mercredi 6 septembre à 15 heures (heure de Paris). Une *web conference* sera accessible en direct sur www.ipsen.com. Celle-ci sera archivée sur le site Internet d'Ipsen pendant 3 mois.

Les participants pourront intégrer la conférence 5 à 10 minutes avant son initiation. Aucune réservation n'est nécessaire pour y prendre part. Les numéros de téléphone à composer pour joindre cette conférence sont, depuis la France et l'Europe le +33 (0)1 71 23 04 21, et depuis les États-Unis le +1 718 354 1362. Le nom de la société (Ipsen) et celui de son Président (Jean-Luc Bélingard) vous seront demandés. Aucun code d'accès n'est nécessaire.

Un enregistrement sera disponible rapidement après sa tenue. Les numéros de téléphone pour accéder à cet enregistrement sont, depuis la France et l'Europe le +33 (0)1 71 23 02 48 et depuis les États-Unis le +1 718 354 1112 et le code d'accès est le 9210426#. Il sera accessible pendant une semaine après la conférence.

A propos d'Ipsen
Ipsen est un groupe pharmaceutique européen qui commercialise actuellement plus de 20 médicaments et rassemble près de 4 000 collaborateurs dans le monde. La stratégie de développement du Groupe repose sur une complémentarité entre les produits des domaines thérapeutiques ciblés (oncologie, endocrinologie et désordres neuromusculaires), moteurs de sa croissance, et les produits de médecine générale qui contribuent notamment au financement de sa recherche. Cette stratégie est également complétée par une politique active de partenariats. La localisation de ses quatre centres de R&D (Paris, Boston, Barcelone, Londres) lui permet d'être en relation avec les meilleures équipes universitaires et d'accéder à un personnel de grande qualité. En 2005, les dépenses de Recherche et Développement ont atteint 169,0 millions d'euros, soit 20,9 % du chiffre d'affaires consolidé qui s'est élevé à 807,1 millions d'euros dans les comptes pro forma du Groupe établis selon les normes IFRS. Près de 700 personnes sont affectées aux activités de R&D, avec pour mission la découverte et le développement de médicaments innovants au service des patients. Les actions Ipsen sont négociées sur le compartiment A du marché Eurolist by Euronext™ (mnémonique : IPN, code ISIN : FR0010259150). Le site Internet d'Ipsen est www.ipsen.com.

Avertissement
Les déclarations prospectives et les objectifs contenus dans cette présentation sont basés sur la stratégie et les hypothèses actuelles de la Direction. Ces déclarations et objectifs dépendent de risques connus ou non, et d'éléments aléatoires qui peuvent entraîner une divergence significative entre les résultats, performance ou événements effectifs et ceux envisagés dans ce communiqué. Sous réserve des dispositions légales en vigueur, Ipsen ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives ou objectifs visés dans le présent communiqué afin de refléter les changements qui interviendraient sur les évènements, situations, hypothèses ou circonstances sur lesquels ces déclarations sont basées. L'activité d'Ipsen est soumise à des facteurs de risques qui sont décrits dans ses documents d'information enregistrés auprès de l'Autorité des marchés financiers.

Pour plus d'information :
Didier Véron, Directeur des Affaires Publiques et de la Communication
Tél. : +33 (0)1 44 30 42 38 – Fax : +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com

David Schilansky, Directeur des Relations Investisseurs
Tél. : +33 (0)1 44 30 43 31 – Fax : +33 (0)1 44 30 43 21
e-mail : david.schilansky@ipsen.com

1- Comparaison du résultat consolidé du premier semestre 2006 avec celui du premier semestre 2005.

On observe la structure comparative suivante du résultat :

	30 juin 2006		30 juin 2005 *pro forma (1)*			30 juin 2005 *Pro forma Publié*
	(en milliers d'euros)	*% des produits des activités ordinaires*	*(en milliers d'euros)*	*% des ts des activités rdinaires*	*Variation 2006/2005*	*(en milliers d'euros)*
Chiffre d'affaires	**430 607**	**90,2 %**	**404 099**	**89,8 %**	**6,6 %**	**412 704**
Autres produits de l'activité	46 569	*9,8 %*	45 684	*10,2 %*	*1,9 %*	*45 684*
Produits des activités ordinaires	**477 176**	**100,0 %**	**449 783**	**100,0 %**	***6,1 %***	**458 388**
Coût de revient des ventes	(88 879)	*-18,6 %*	(84 437)	*-18,8 %*	*5,3 %*	*(88 961)*
Frais de recherche et développement	(83 817)	*-17,6 %*	(75 565)	*-16,8 %*	*10,9%*	*(75 635)*
Frais commerciaux, généraux et administratifs	(188 000)	*-39,4 %*	(174 166)	*-38,7 %*	*7,9 %*	*(177 317)*
Autres produits et charges opérationnels	(8 298)	*-1,7 %*	174	*ns*	*ns*	*174*
Coûts lies à des restructurations	189	*ns*	-	-	*ns*	-
Perte de valeur	-	-	-	-	*ns*	-
Résultat opérationnel	**108 371**	***22,7 %***	**115 789**	***25,7 %***	***-6,4%***	**116 649**
- produit de trésorerie et d'équivalents de trésorerie	2 767		1 089			*1 089*
- Coût de l'endettement financier brut	(1 208)		(4 378)			*(4 378)*
Coût de l'endettement financier net	**1 559**	***0,3 %***	**(3 289)**	***-0,7 %***	***-147,4 %***	**(3 289)**
Autres produits et charges financiers	(1 202)	*-0,3 %*	(1 348)	*-0,3 %*	*-10,8%*	*(1 348)*
Impôts sur les résultats	(20 280)	*-4,3 %*	(22 256)	*-4,9 %*	*-8,9%*	*(22 433)*
Résultat des activités poursuivies	**88 448**	***18,5%***	**88 896**	***19,8 %***	***-0,5 %***	**89 579**
Résultat des activités non poursuivies	**33**	***ns***	**683**	***0,2 %***	***ns***	**-**
Résultat consolidé	**88 481**	***18,5%***	**89 579**	***19,9 %***	***-1,2 %***	***89 579***
- dont part attribuable aux actionnaires d'Ipsen S.A.	88 144		89 368			*89 368*
- dont part des minoritaires	337		211			*211*

(1) Le compte de résultat au 30 juin 2005 pro forma tel que publié au 30 juin 2006 diffère du compte de résultat au 30 juin 2005 pro forma publié dans le document de base 2005. En effet, conformément à la norme IFRS 5, les activités de médecine générale du Groupe en Espagne, cédées en octobre 2005, ont été retraitées en « activités non poursuivies » au 1er janvier 2005 alors qu'en 2005 cette activité avait été considérée comme « activités non poursuivies » qu'à compter du 30 septembre 2005. Ce retraitement permet de présenter une information comparative sur les deux périodes présentées au 30 juin 2006.

- **Ventes**

Les ventes consolidées du premier semestre 2006 ont progressé de 6,6% par rapport au premier semestre 2005. Cette progression a été tirée par la croissance des produits des domaines thérapeutiques ciblés (oncologie, endocrinologie, désordres neuromusculaires) ainsi que par une forte dynamique dans les marchés internationaux, malgré des baisses de prix dans les principaux pays de l'Europe de l'Ouest, ayant eues un impact négatif sur les ventes à hauteur de 14,3 millions d'euros ce semestre.

- **Autres produits de l'activité**

Au cours du premier semestre 2006, les *autres produits de l'activité* se sont élevés à 46,6 millions d'euros, en légère augmentation de 1,9% par rapport aux 45,7 millions d'euros enregistrés au cours de la même période en 2005.

Le détail de l'évolution de ce poste est le suivant :

(en milliers d'euros)	**30 juin 2006**	**30 juin 2005 *pro forma***	**Variation 2006/2005**	
			en valeur	*%*
Analyse par type de produits				
- Redevances perçues	21 865	22 684	(819)	*-3,6%*
- Produits forfaitaires de concessions de licence	4 128	60	4 068	*ns*
- Accords de licence	6 717	16 033	(9 316)	*ns*
- Autres (produits de co-promotion, refacturations)	13 859	6 907	6 952	*100,6 %*
Total des autres produits de l'activité	**46 569**	**45 684**	**885**	**1,9 %**

- Les **redevances perçues** au titre de la licence Kogenate® au cours du premier semestre 2006 se sont élevées à 20,2 millions d'euros à comparer aux 21,1 millions d'euros enregistrés pour la même période de 2005; le premier trimestre 2005 avait été particulièrement élevé du fait du report sur 2005 d'une partie des redevances dues au titre du quatrième trimestre 2004 .

- Les **produits forfaitaires de concessions de licence** représentent la reconnaissance, étalée sur la durée des contrats, des montants perçus au titre de ceux-ci ; au 30 juin 2006, ils comprennent principalement les produits relatifs aux accords sur Reloxin® et sur Tenstaten®.
- Les **accords de licence** comprennent principalement au premier semestre 2006 la reconnaissance des paiements reçus de Roche dans le cadre de son option sur le BIM51077. Par ailleurs, au premier semestre 2005, un produit forfaitaire de 10,0 millions d'euros avait été enregistré à la suite de l'arrêt d'un accord de recherche.

- L'augmentation des **autres revenus** au cours du premier semestre 2006, par rapport à la même période en 2005, est liée à des facturations plus importantes des prestations de R&D dans le cadre d'alliances en cours ainsi qu'à une augmentation des revenus de co-promotion notamment liée à la résiliation en avril 2006 du contrat de co-promotion Zoxan® signé avec Pfizer, dont la date initiale d'échéance était fixée au 30 novembre 2006.

- **Coût de revient des ventes**

Au cours du premier semestre, le *coût de revient des* ventes s'est élevé à 88,9 millions d'euros, représentant 20,6% du chiffre d'affaires. Par comparaison, pour la même période de 2005, le coût de revient des ventes s'était élevé à 84,4 millions d'euros, soit 20,9% du chiffre d'affaires. Cette amélioration, malgré l'impact négatif des baisses de prix enregistrées au cours du premier semestre 2006, est notamment due à la croissance des volumes produits ainsi qu'à la hausse plus rapide des ventes des produits à plus forte marge.

- **Frais liés à la recherche et au développement**

Le tableau ci-dessous présente une comparaison des frais de Recherche et Développement au cours des premiers semestres 2006 et 2005.

(en milliers d'euros)	**30 juin 2006**	**30 juin 2005** *pro forma*	**Variation 2006/2005** *en valeur*	*%*
Analyse par type de frais				
- Recherche et développement liée aux médicaments[(1)]	70 645	65 613	5 032	*7,7 %*
- Développement industriel[(2)]	10 218	7 518	2 700	*35,9 %*
- Développement stratégique[(3)]	2 954	2 434	520	*21,4 %*
Total	**83 817**	**75 565**	**8 252**	***10,9 %***

(1) La recherche liée aux médicaments vise l'identification de nouvelles molécules, la détermination de leurs caractéristiques biologiques et le développement de leurs processus de fabrication à petite échelle. Le développement pharmaceutique permet d'amener des molécules actives à l'état de médicaments enregistrés, ainsi qu'améliorer les produits existants ou de rechercher de nouvelles indications thérapeutiques liées à ceux-ci. Les coûts relatifs aux brevets sont également inclus dans ce type de frais.

(2) Comprend les études chimiques, biotechniques et des études du processus de développement visant l'industrialisation de la production à petite échelle de molécules créées par des laboratoires de recherche.

(3) Comprend les frais encourus pour rechercher des licences relatives à de nouveaux produits ou à établir de nouveaux accords de partenariats.

Les *frais liés à la recherche et au développement* ont augmenté de 10,9% à 83,8 millions d'euros, représentant 17,6% des produits des activités ordinaires et 19,5% du chiffre d'affaires au 30 juin 2006. Au 30 juin 2005, ces frais s'étaient élevés à 75,6 millions d'euros, soit 16,8% des produits des activités ordinaires et 18,7% du chiffre d'affaires.

- *Les principaux projets de Recherche et Développement* conduits au cours du premier semestre 2006 ont porté sur la conduite des essais cliniques de phase III sur Somatuline® et Dysport® en vue de la préparation de leur dossier d'enregistrement auprès de la FDA aux États-unis, ainsi que sur le développement du produit BIM 51077 conduit en partenariat avec Roche. La croissance des frais de Recherche et Développement liés aux médicaments a notamment reflété le plein effet au cours de la période du renforcement des équipes de développement clinique du Groupe qui avait commencé au cours de l'exercice 2004.
- *Dans le domaine du développement industriel*, l'augmentation des dépenses de développement industriel au cours du premier semestre 2006 par rapport à la même période en 2005 est principalement liée aux coûts relatifs à la préparation des inspections qui seront effectuées par la FDA (Food and Drug Administration) dans certains des sites industriels du Groupe dans le cadre de l'examen des dossiers d'enregistrement de Dysport® et de Somatuline® aux États-unis.

- **Frais commerciaux, généraux et administratifs**

Le tableau ci-dessous présente une comparaison des frais commerciaux, généraux et administratifs au cours des premiers semestres 2006 et 2005:

(en milliers d'euros)	30 juin 2006	30 juin 2005 *pro forma*	Variation 2006/2005 *en valeur*	*%*
Analyse par type de frais				
Redevances payées	15 839	14 088	1 751	*12,4 %*
Taxes et contributions réglementaires	7 548	5 828	1 720	*29,5 %*
Autres frais commerciaux	127 221	121 578	5 643	*4,6 %*
Frais commerciaux	**150 608**	**141 494**	**9 114**	***6,4 %***
Frais généraux et administratifs	**37 392**	**32 672**	**4 720**	***14,4 %***
Total	188 000	174 166	13 834	*7,9 %*

Au cours du premier semestre 2006, les *frais commerciaux, généraux et administratifs* ont augmenté de 7,9% à 188,0 millions d'euros, soit 43,7% du chiffre d'affaires. Ceci se compare avec un montant de 174,2 millions d'euros pour la même période de 2005, soit 43,1% du chiffre d'affaires.

- Les *frais commerciaux* se sont élevés à 150,6 millions d'euros, soit 35,0% du chiffre d'affaires pour le premier semestre 2006, taux identique à celui de la même période en 2005 où ils s'étaient élevés à 141,5 millions d'euros. Ces frais comprennent notamment les redevances payées sur le chiffre d'affaires des produits commercialisés par le Groupe. Celles-ci se sont élevées à 15,8 millions d'euros pour le premier semestre 2006, en hausse de 12,4% par rapport à la même période de 2005, en raison de la croissance des ventes des produits correspondant. Les taxes et contributions réglementaires pour la période sont en hausse de 29,5% à 7,5 millions d'euros, en raison principalement de l'augmentation depuis le 1er janvier 2006 à 1,76% (contre 0,6% en 2005) de la contribution assise sur le chiffre d'affaires réalisé en France. Au cours du premier semestre 2006, les autres frais commerciaux se sont élevés à 127,2 millions d'euros, en progression de 4,6% par rapport aux 121,6 millions d'euros enregistrés au cours du premier semestre 2005. Cette progression est sensiblement inférieure à celle du chiffre d'affaires et reflète les efforts de productivité réalisés par le Groupe.

- Les *frais généraux et administratifs* ont progressé de 14,4% à 37,4 millions d'euros au cours du premier semestre 2006, en hausse de 4,7 millions d'euros par rapport à la même période en 2005. Cette évolution est due à l'augmentation de certains postes de dépenses au niveau des services centraux du Groupe, notamment liés à la cotation en Bourse de la société, ainsi qu'au renforcement de certaines structures administratives du Groupe compte tenu de la croissance des marchés internationaux.

- **Autres produits et charges opérationnels**

Les *autres produits et charges opérationnels* représentent une charge de 8,3 millions d'euros pour les six premiers mois de l'exercice 2006 par rapport à un produit de 0,2 million d'euros pour la période comparable en 2005. Ce montant comprend essentiellement en 2006 le paiement par le Groupe à Inamed d'un montant non récurrent de 10 millions de dollars américains en contrepartie de la rétrocession de l'intégralité des droits relatifs à Reloxin® dans le cadre de la résiliation de leur accord de développement et de distribution de ce produit aux États-unis, Canada et Japon.

- **Résultat opérationnel**

Le résultat opérationnel au premier semestre 2006 s'est élevé à 108,4 millions d'euros, soit 25,2% des ventes, en baisse de 6,4% par rapport à un premier semestre 2005 élevé, les coûts de R&D et commerciaux en 2005 ayant pesé plus particulièrement sur la deuxième moitié de l'année (premier semestre 2005 à 115,8 millions d'euros soit 28,7% des ventes). En excluant un montant non récurrent de 8,4 millions d'euros versés à Inamed en mars 2006 pour recouvrer tous les droits sur Reloxin®, le résultat opérationnel retraité du Groupe au premier semestre 2006 s'est élevé à 116,8 millions d'euros, stable d'une année sur l'autre malgré l'impact négatif important des baisses de prix dans les Principaux Pays d'Europe de l'Ouest, et a atteint 27,1% des ventes comparé à 28,7% au premier semestre 2005. Cette baisse de 1,6 points (ramenée aux ventes) se décompose notamment en (i) une amélioration continue du coût de revient des ventes, à hauteur de 0,3 point ce semestre, grâce à la forte croissance des volumes produits ainsi qu'à la hausse plus rapide des ventes des produits à plus forte marge, (ii) une augmentation de 0,8 point des frais de R&D, principalement du fait de la préparation des dossiers d'enregistrement de Somatuline Autogel® et Dysport® aux États-Unis, ainsi que de la finalisation du programme de recherche sur BIM-51077 (un analogue du GLP-1), (iii) une augmentation des frais commerciaux, généraux et administratifs, à hauteur de 0,6 point, provenant principalement d'un relèvement depuis le 1er janvier 2006 de la contribution assise sur le chiffre d'affaires réalisé en France et de l'augmentation de certains coûts centraux (notamment dus à la vie d'une société cotée), ces deux augmentations ayant été partiellement compensées par des efforts de productivité au niveau des autres frais commerciaux.

Information sectorielle: répartition géographique du résultat opérationnel

En application de la norme IAS 14 «information sectorielle», le premier niveau d'information sectorielle est présenté par zone géographique de destination des ventes, le Groupe Ipsen opérant dans un secteur unique, à savoir la recherche et développement, la production et la vente de médicaments.

Le tableau ci-dessous fournit aux 30 juin 2006 et 2005, l'analyse du chiffre d'affaires, des produits des activités ordinaires et du résultat opérationnel par zone géographique :

	30 juin 2006		30 juin 2005 *pro forma*		Variation 2006/2005	
	(en milliers d' euros)	%	*(en milliers d' euros)*	%	*(en milliers d' euros)*	%
Principaux pays d'Europe de l'Ouest (1)						
Chiffre d'affaires	275 645	96.3 %	273 927	97,8 %	1 718	0,6 %
Produits des activités ordinaires	286 345	100,0 %	280 052	100,0 %	6 293	2,2 %
Résultat opérationnel	113 110	39,5 %	114 745	41,0 %	(1 635)	(1,4) %
Autres Pays d'Europe						
Chiffre d'affaires	93 324	100,0 %	79 047	99,8 %	14 277	18,1 %
Produits des activités ordinaires	93 324	100,0 %	79 218	100,0 %	14 106	17,8 %
Résultat opérationnel	40 372	43,3 %	29 440	37,2 %	10 932	37,1 %
Reste du Monde						
Chiffre d'affaires	61 638	100,0 %	51 125	100,0 %	10 513	20,6 %
Produits des activités ordinaires	61 638	100,0 %	51 125	100,0 %	10 513	20,6 %
Résultat opérationnel	24 375	39,5 %	15 924	31,1 %	8 451	53,1 %
Total Alloué						
Chiffre d'affaires	430 607	97,6 %	404 099	98,5 %	26 508	6,6 %
Produits des activités ordinaires	441 307	100,0 %	410 395	100,0 %	30 912	7,5 %
Résultat opérationnel	177 857	40,3 %	160 109	39,0 %	17 748	11,1 %
Total non alloué						
Produits des activités ordinaires	35 869	100,0 %	39 388	100,0 %	(3 519)	(8,9) %
Résultat opérationnel	(69 486)	(193,7) %	(44 320)	(112,5) %	(25 166)	(56,8) %
Total Ipsen						
Chiffre d'affaires	430 607	90,2 %	404 099	89,8 %	26 508	6,6 %
Produits des activités ordinaires	477 176	100,0 %	449 783	100,0 %	27 393	6,1 %
Résultat opérationnel	108 371	22,7 %	115 789	25,7 %	(7 418)	(6,4) %

(1) France, Espagne, Italie, Allemagne et Royaume-Uni

- **Dans les Principaux Pays d'Europe de l'Ouest,** le chiffre d'affaires du premier semestre 2006 n'a progressé que de 0,6% par rapport à la même période en 2005, en raison principalement des baisses de prix résultant des mesures gouvernementales, ainsi qu'aux effets de l'accord conclu avec Recordati en France sur Tenstaten®. En outre, les taxes et contributions sur le chiffre d'affaires ont augmenté au 30 juin 2006 de près de 2 millions d'euros par rapport au premier semestre 2005, principalement en France. Ainsi, le résultat opérationnel du premier semestre 2006 est en retrait de 1,4% à 113,1 millions d'euros et représente 39,5% des produits des activités ordinaires par rapport au premier semestre 2005 où il s'était élevé à 114,7 millions d'euros soit 41,0% du produit des activités ordinaires.

- **Dans les Autres Pays d'Europe,** (autres pays d'Europe de l'Ouest ainsi que les pays d'Europe de l'Est), le résultat opérationnel a progressé au premier semestre 2006 de 37,1% pour atteindre 40,4 millions d'euros, contre 29,4 millions d'euros au 30 juin 2005.

Cette amélioration est due (i) à une forte croissance des ventes de 18,1% malgré l'effet défavorable, à hauteur de 3,3 millions d'euros, des baisses de prix, (ii) à certaines diminutions de taxes sur les ventes et des commissions dans certains pays et (iii) à l'absence de certaines dépenses non récurrentes qui avaient affecté le premier semestre 2005. Ainsi, le résultat opérationnel de la zone pour le premier semestre 2006 s'établit à 43,3% des produits des activités ordinaires contre 37,2% pour la période comparable en 2005.

- **Dans le Reste du Monde,** où le Groupe commercialise la plupart de ses produits au travers de distributeurs et d'agents, à l'exception de la Chine et de la Corée où il est directement présent, le résultat opérationnel pour le premier semestre 2006 s'est fortement accru à 24,4 millions d'euros, en progression de 53,1% par rapport à la même période en 2005 où il avait atteint 15,9 millions d'euros. Cette performance a été obtenue grâce à une importante progression de 20,6% du chiffre d'affaires, sans augmentation parallèle des coûts.

Le résultat opérationnel non alloué du premier semestre 2006 s'élève à - 69,5 millions d'euros, contre - 44,3 millions d'euros au cours de la même période en 2005. Le résultat opérationnel non alloué du premier semestre 2006 comprend :

- o des produits à hauteur de 35,9 millions d'euros, en retrait par rapport aux 39,4 millions d'euros enregistrés au 30 juin 2005. Cette baisse, due aux moindres redevances reçues au premier semestre 2006 au titre de la licence Kogenate® ainsi qu'au produit forfaitaire reçu en mai 2005 au titre de l'arrêt d'un accord de recherche, a été partiellement compensée par la reconnaissance du paiement échelonné reçu de Medicis au titre de l'accord Reloxin® ainsi que par l'augmentation au premier semestre 2006 des prestations de R&D dans le cadre des alliances en cours.

- o des frais liés à la Recherche et au Développement pour 75,4 millions d'euros, contre 68,0 millions au 30 juin 2005.

- o des frais commerciaux, généraux et administratifs pour 21,8 millions d'euros, contre 16,9 millions d'euros pour le premier semestre 2005. Cette progression est liée principalement au renforcement des services centraux du Groupe.

- o d'autres charges opérationnelles s'élevant, au 30 juin 2006, à 8,1 millions d'euros et comprenant principalement le montant payé à Inamed déjà évoqué ci-dessus ; Au 30 juin 2005 un produit pour 1,2 million d'euros avait été constaté.

- **Coût de l'endettement financier net**

Le coût de l'endettement financier net représente un produit de 1,6 millions d'euros à fin juin 2006, contre une charge de 3,3 millions d'euros à fin juin 2005. Cette évolution positive reflète essentiellement la forte amélioration de la situation financière du Groupe à la suite de l'augmentation de capital de décembre 2005, ainsi qu'aux montants perçus en 2006 à l'occasion des accords de partenariats.

- **Impôts sur les résultats**

Au 30 juin 2006, le taux effectif d'impôts du Groupe ressort à 18,7% du résultat avant impôts des activités poursuivies, à comparer à un taux de 20,0% au 30 juin 2005.

Le taux effectif d'impôts du premier semestre 2006 a bénéficié de l'effet non récurrent de l'utilisation, au Royaume-Uni, des pertes reportables *(« capital losses »)* d'un montant de 6,9 millions d'euros ; en raison de l'incertitude quant à la possibilité de récupération de ces pertes, aucun actif d'impôts différés n'avait été constaté auparavant, alors qu'au cours du premier semestre la plus-value résultant de l'accord Reloxin® conclu avec Medicis a permis de compenser ces pertes. Hormis cet effet non récurrent, le taux d'impôt du Groupe aurait été de 25,0% au 30 juin 2006. Au 30 juin 2005, le taux effectif d'impôt du Groupe avait bénéficié de l'effet non récurrent de la reconnaissance d'impôts différés actifs ainsi que de l'utilisation de pertes reportables non reconnues antérieurement dans les filiales Britannique et Néerlandaise dont la rentabilité s'était améliorée.

Sans cet effet non récurrent, le taux effectif d'impôts du Groupe pour le premier semestre 2005 aurait été de 24,9% en comparaison a celui du premier semestre 2006.

- **Résultat des activités poursuivies**

Du fait des éléments ci-dessus, le résultat des activités poursuivies pour le premier semestre 2006 est en retrait de 0,5% à 88,5 millions d'euros, contre 88,9 millions d'euros pour la période comparable en 2005. Ce résultat représente 18,5% des produits des activités ordinaires, à comparer à 19,8% pour le premier semestre 2005.

- **Résultat des activités non poursuivies**

Le résultat des activités non poursuivies correspond au résultat de l'activité de façonnage industriel du Groupe pour le compte de FAES FARMA, acquéreur en octobre 2005 des activités de médecine générale du Groupe en Espagne. Cette activité, présentée rétroactivement au 1er janvier 2005 comme « activité non poursuivie », sera menée jusque début 2007. Au premier semestre 2006, le profit net de cette activité a été très faible, et il avait représenté 0,7 millions d'euros au 30 juin 2005.

- **Résultat consolidé**

Du fait des éléments ci-dessus, le résultat consolidé est en retrait de 1,2% à 88,5 millions d'euros (part attribuable aux actionnaires d'Ipsen S.A. : 88,1 millions d'euros) pour le premier semestre 2006, contre 89,6 millions d'euros (part attribuable aux actionnaires d'Ipsen S.A. : 89,4 millions d'euros) pour la même période en 2005. Le résultat consolidé représente respectivement 18,5% et 19,9% des produits des activités ordinaires.

- **Paiements échelonnés encaissés et non encore reconnus dans le compte d'exploitation du Groupe**

A la fin du premier semestre 2006, la somme des paiements échelonnés déjà encaissés par le Groupe et non encore reconnus dans son compte d'exploitation consolidé représentait un total de 94,3 millions d'euros, contre 5,0 millions d'euros au 30 juin 2005.

Ces paiements seront reconnus dans les comptes futurs du Groupe comme suit :

(en millions d'euros)	**Paiements échelonnés encaissés et non encore reconnus des périodes se terminant au :**	
	30 juin 2006	**30 juin 2005**
Total	**94,3**	**5,0**
Ces paiements échelonnés seront reconnus dans le temps comme suit :		
Au 2ème semestre de l'année N	4,0	2,4
Sur l'année N+1	8,0	1,1
Sur les années N+2 et suivantes	82,3	1,5

Postérieurement au 30 juin 2006, certains paiements échelonnés complémentaires ont été reçus par le Groupe pour un montant total de 73,6 millions d'euros, à l'occasion de la levée de son option par Roche sur BIM 51077 ainsi qu'au versement complémentaire effectué par Medicis dans le cadre de son contrat de distribution de Reloxin® aux États-unis, Canada et Japon.

Ces montants complémentaires reçus postérieurement au 30 juin 2006 seront reconnus dans les comptes futurs du Groupe à hauteur de 2,6 millions d'euros au second semestre 2006, 5,5 millions d'euros au cours de l'exercice 2007, et 65,5 millions d'euros pour les exercices 2008 et au-delà. Ces montants viendront s'ajouter à ceux visés au paragraphe précédent.

2 – TRESORERIE ET CAPITAUX

Le tableau des flux de trésorerie consolidés montre une variation positive de la trésorerie au cours du premier semestre de l'exercice 2006 de 24,2 millions d'euros, avant incidence des variations du cours des devises, à comparer à une diminution de 55,6 millions d'euros au cours de la même période en 2005.

Le premier semestre de l'exercice 2006 a été marqué par un flux soutenu de trésorerie généré par l'activité du Groupe, atteignant 130,2 millions d'euros à comparer à 62,5 millions d'euros générés au premier semestre 2005. La trésorerie au 30 juin 2006 a bénéficié d'une croissance soutenue de l'activité au cours du semestre, ainsi que de l'encaissement d'un paiement échelonné de 75,5 millions d'euros (90,1 millions de dollars) versé par Medicis dans le cadre de la licence de distribution de Reloxin® que le Groupe lui a accordée pour les Espagne, le Canada et le Japon dans les indications de médecine esthétique. Le Groupe a également perçu de Medicis au premier semestre 2006 un acompte de 10 millions d'euros sur le montant supplémentaire de 35 millions de dollars dû sur ce même contrat par Medicis après l'arrêt en juillet 2006 des négociations portant sur l'extension éventuelle de son activité de distributeur à l'Europe. Les tirages sur les lignes d'emprunt à long terme du Groupe ont été de ce fait presque totalement remboursés, le Groupe conservant toutefois la possibilité d'utiliser ces lignes, dont le plafond s'élève à 241,2 millions d'euros au 30 juin 2006. Le Groupe a également consacré 25,2 millions d'euros à ses opérations d'investissements et a versé des dividendes à hauteur de 50,4 millions d'euros. La trésorerie générée par les activités non poursuivies s'est élevée à 1,6 millions d'euros en juin 2006, alors que ces activités n'avaient pas contribué à la génération de la trésorerie au premier semestre 2005.

ANALYSE DU TABLEAU DES FLUX DE TRÉSORERIE

(en milliers d'euros)	30 juin 2006	30 juin 2005 *pro forma*
- Marge brute d'autofinancement avant variation du BFR	89 558	98 302
- Variation du besoin en fonds de roulement lié à l'activité	40 616	(35 775)
• Flux net de trésorerie généré par l'activité	130 174	62 527
• Flux net de trésorerie lié aux opérations d'investissement	(25 204)	(29 741)
• Flux net de trésorerie lié aux opérations de financement	(82 358)	(88 416)
• Flux net de trésorerie lié aux activités non poursuivies	1 604	-
VARIATION DE LA TRÉSORERIE	**24 216**	**(55 630)**
Trésorerie à l'ouverture	**200 564**	**92 763**
Incidence du traitement *pro forma*	-	(5 583)
Incidence des variations du cours des devises	(17)	192
Trésorerie à la clôture	**224 763**	**31 742**

- **Flux net de trésorerie lié à l'activité**

Au premier semestre 2006, la marge brute d'autofinancement s'est élevée à 89,6 millions d'euros, à comparer à 98,3 millions d'euros au premier semestre 2005. La marge brute d'autofinancement du premier semestre 2006 a notamment été affectée par une augmentation des créances d'impôts différés essentiellement due à l'enregistrement d'un actif d'impôt différé sur le paiement échelonné de 90,1 millions de dollars reçu de Medicis.

Le besoin en fonds de roulement lié à l'activité a diminué au cours du 1er semestre 2006 de 40,6 millions d'euros, alors qu'il avait augmenté de 35,8 millions d'euros au cours de la même période en 2005. Cette diminution est liée aux éléments suivants :

- le solde des autres actifs et passifs constitue une dette qui a augmenté de 58,4 millions d'euros au cours du premier semestre 2006. Cette hausse est notamment due à l'enregistrement de produits constatés d'avance de 83,8 millions d'euros correspondant à la part des paiements échelonnés reçus de Medicis et non encore reconnus dans les autres produits de l'activité du 1er semestre 2006. Ceci a en partie été compensé par la baisse des autres actifs et passifs liés notamment aux partenariats et aux primes d'assurances.

- la croissance des stocks de 3,4 millions d'euros et l'augmentation du crédit clients de 30,4 millions d'euros, résultant principalement de la croissance de l'activité ainsi que de la modification de conditions de règlement de certains cas Espagne en France, se sont ajoutées à la diminution du crédit fournisseurs de 18,1 millions d'euros, due pour partie au règlement au cours du premier semestre 2006 de certains honoraires et frais enregistrés en 2005 et encourus du fait de l'introduction en Bourse, ainsi qu'à un niveau global de facturation reçue des fournisseurs plus bas que celui observé au 4ème trimestre 2005.

- A l'inverse, la dette d'impôts a augmenté de 34,1 millions d'euros, et est essentiellement constituée à hauteur de 12,6 millions d'euros par l'impôt généré par le produit reçu de Medicis, et à hauteur de 16,7 millions d'euros par le solde de la dette d'impôts sur les sociétés du Groupe en France au titre du premier semestre 2006.

Au 30 juin 2006, le flux net de trésorerie lié à l'activité représente en conséquence 130,2 millions d'euros, à comparer à 62,5 millions d'euros au cours de la même période en 2005.

- **Flux net de trésorerie lié aux investissements.**

Au 30 juin 2006, le flux net de trésorerie utilisé pour les investissements a représenté 25,2 millions d'euros, à comparer à un flux de 29,7 millions d'euros pour la même période en 2005. Ce flux comprend principalement des acquisitions d'immobilisations, nettes de cessions, représentant 14,4 millions d'euros au premier semestre 2006, à comparer à 15,3 millions d'euros pour la même période en 2005, ainsi qu'une augmentation du besoin en fonds de roulement lié aux opérations d'investissement de 7 millions d'euros au 30 juin 2006 alors que celui-ci s'était accru de 14,6 millions d'euros au cours du premier semestre 2005. Le Groupe a également consacré au premier semestre 2006, 2,1 millions d'euros au fonctionnement de son contrat de liquidité sur les titres Ipsen.

Au premier semestre 2006, les acquisitions d'immobilisations corporelles, s'élevant à 14,2 millions d'euros, ont principalement été constituées d'investissements nécessaires au maintien en l'état et à l'évolution de l'outil industriel du Groupe, tels que notamment 3,6 millions d'euros consacrés aux bâtiments et agencements industriels et 4,7 millions d'euros à l'outillage des sites de Dreux et de Wrexham principalement.

L'augmentation de 7 millions d'euros du besoin en fonds de roulement lié aux opérations d'investissement constaté au 30 juin 2006 est principalement due à la mise en paiement au cours du premier semestre 2006 de dettes sur immobilisations comptabilisées Espagne5, notamment en France.

- **Flux net de trésorerie lié aux opérations de financement.**

Au 30 juin 2006, le flux net de trésorerie utilisé dans le cadre des opérations de financement est un emploi net de 82,4 millions d'euros à comparer à 88,4 millions d'euros au premier semestre 2005. A la suite des encaissements reçus de Medicis, un montant de 31,1 millions d'euros a été remboursé sur les lignes de crédit du Groupe, ramenant à seulement 6,6 millions d'euros leur utilisation au 30 juin 2006.

Au premier semestre 2005, les remboursements effectués sur les lignes de crédit s'étaient élevés à 70,0 millions d'euros. Le Groupe conserve toutefois la possibilité d'utiliser pleinement ces lignes de crédit.

En outre, le Groupe a versé 50,4 millions d'euros de dividendes au premier semestre 2006 à comparer à 29,3 millions d'euros de dividendes versé au premier semestre 2005.

- **Flux net de trésorerie lié aux activités non poursuivies.**

Au 30 juin 2006, la trésorerie générée par les activités non poursuivies s'élève à 1,6 millions d'euros, résultant de la réduction du besoin en fonds de roulement lié aux activités de médecine générale en Espagne cédées en octobre 2005. Ces activités n'avaient pas entraîné de flux de trésorerie au 30 juin 2005.

ANALYSE DE LA DETTE

Au 30 juin 2006, le montant de la trésorerie nette[(3)] du Groupe s'élève à 193,3 millions d'euros, à comparer à une trésorerie nette de 138,3 millions d'euros au 31 décembre 2005. Le Groupe dispose en outre au 30 juin 2006 de lignes de crédit d'un montant total de 241,2 millions d'euros, d'une durée de quatre ans, dont il n'utilise que 6,6 millions d'euros, à comparer à une utilisation de 37,8 millions d'euros au 31 décembre 2005. Les montants fin juin 2006 des ratios définis dans les contrats de crédit correspondant, à savoir, d'une part, ratio Dette Nette sur Fonds Propres et, d'autre part, ratio Dette Nette sur EBITDA[(i)]n'ont pas de signification compte tenu de la situation de trésorerie nette positive du Groupe à cette date.

3 - RÉPARTITION DU CAPITAL

Sur la base des informations dont elle dispose, la société estime qu'au 30 juin 2006, son capital est réparti de la façon suivante :

	Nombre	**Pourcentage**
Mayroy	62 162 828	74.0%
Administrateurs	14 345	0,0%
Salariés	1 076 830	1,3%
Auto-contrôle	14 791	0,0%
Public	20 755 889	24,7%
Total	84 024 683	100,0%

Sur ces mêmes bases, après exercice de la totalité des stocks options et attribution de la totalité des actions gratuites, la répartition du capital de la société serait la suivante :

	Nombre	**Pourcentage**
Mayroy	60 506 884	71,7%
Administrateurs	14 345	0,0%
Salariés	3 082 774	3,7%
Auto-contrôle	14 791	0,0%
Public	20 755 889	24,6%
Total	84 376 683	100,0%

(1)[3] Trésorerie nette : Trésorerie et équivalents de trésorerie sous déduction des concours et emprunts bancaires, autres passifs financiers et après réintégration des instruments financiers
(2)EBITDA : Résultat opérationnel avant amortissements et provisions

ANNEXE 1

COMPTES DE RESULTAT CONSOLIDES RESUMES

(en milliers d'euros)	30 juin 2006	30 juin 2005 Pro forma (1)	30 juin 2005 (1)
Chiffre d'affaires	430 607	404 099	385 694
Autres produits de l'activité	46 569	45 684	39 992
Produits des activités ordinaires	**477 176**	**449 783**	**425 686**
Coût de revient des ventes	(88 879)	(84 437)	(90 227)
Frais de recherche et de développement	(83 817)	(75 565)	(74 110)
Frais commerciaux	(150 608)	(141 494)	(138 627)
Frais généraux et administratifs	(37 392)	(32 672)	(30 682)
Autres produits et charges opérationnels	(8 298)	174	1 919
Coûts liés à des restructurations	189	-	-
Pertes de valeur	-	-	-
Résultat opérationnel	**108 371**	**115 789**	**93 959**
- Produits de trésorerie et d'équivalents de trésorerie	2 767	1 089	450
- Coût de l'endettement financier brut	(1 208)	(4 378)	(4 211)
Coût de l'endettement financier net	**1 559**	**(3 289)**	**(3 761)**
Autres produits et charges financiers	(1 202)	(1 348)	(1 007)
Impôts sur le résultat	(20 280)	(22 256)	(20 400)
Résultat des activités poursuivies	**88 448**	**88 896**	**68 791**
Résultat des activités non poursuivies (1)	**33**	**683**	**683**
Résultat consolidé	**88 481**	**89 579**	**69 474**
- dont attribuable aux actionnaires d'Ipsen S.A.	88 144	89 368	62 075
- dont part des minoritaires	337	211	7 399
Résultat de base par action des activités poursuivies (en euros)	1,049	1,183	1,048
Résultat dilué par action des activités poursuivies (en euros)	1,049	1,183	1,048
Résultat de base par action des activités non poursuivies (en euros)	0,000	0,009	0,011
Résultat dilué par action des activités non poursuivies (en euros)	0,000	0,009	0,011
Résultat de base par action (en euros)	1,049	1,192	1,059
Résultat dilué par action (en euros)	1,049	1,192	1,059

(1) Conformément à la norme IFRS 5 les comptes de résultat historique et pro forma au 30 juin 2005 ont été retraités de façon à présenter une information comparative sur les deux périodes présentées

ANNEXE 2

BILANS CONSOLIDÉS RÉSUMÉS AVANT AFFECTATION DU RÉSULTAT

(en milliers d'euros)	30 juin 2006	31 décembre 2005
ACTIF		
Goodwills	**188 836**	**188 836**
Autres immobilisations incorporelles	**38 949**	**39 800**
Immobilisations corporelles	**186 058**	**187 769**
Titres de participation	2 260	2 656
Autres actifs non courants	4 485	2 671
Actifs financiers non courants	**6 745**	**5 327**
Actifs d'impôts différés	**48 621**	**13 096**
Total des actifs non courants	**469 209**	**434 828**
Stocks	77 738	74 390
Clients et comptes rattachés	194 371	164 681
Actifs d'impôts exigibles	1 532	10 951
Autres actifs courants	56 253	42 966
Trésorerie et équivalents de trésorerie	226 155	202 034
Total des actifs courants	**556 049**	**495 022**
Actifs de l'activité destinée à être abandonnée	6 052	12 659
TOTAL DE L'ACTIF	**1 031 310**	**942 509**
PASSIF		
Capital social	**84 025**	**84 025**
Primes et réserves consolidées	505 702	420 591
Résultat de la période	88 144	119 230
Écarts de conversion	(5 176)	(4 080)
Capitaux propres attribuables aux actionnaires d'Ipsen S.A.	**672 695**	**619 766**
Intérêts minoritaires	1 478	1 334
Total des capitaux propres	**674 173**	**621 100**
Provisions pour engagements envers les salariés	8 335	8 032
Provisions	9 599	8 266
Emprunts bancaires	6 621	37 751
Autres passifs financiers	16 245	15 508
Passifs d'impôts différés	1 604	1 358
Autres passifs non courants	87 079	-
Total des passifs non courants	**129 483**	**70 915**
Provisions	3 138	3 309
Emprunts bancaires	6 350	7 074
Passifs financiers	2 286	1 760
Fournisseurs et comptes rattachés	88 641	107 045
Passifs d'impôts exigibles	26 916	2 223
Autres passifs courants	89 522	113 525
Concours bancaires	1 392	1 470
Total des passifs courants	**218 245**	**236 406**
Passifs de l'activité destinée à être abandonnée	9 409	14 088
TOTAL DU PASSIF	**1 031 310**	**942 509**

ANNEXE 3 - TABLEAUX DES FLUX DE TRÉSORERIE CONSOLIDÉ RÉSUMÉS

(en milliers d'euros)	30 juin 2006	30 juin 2005 Pro forma (1)	30 juin 2005 (1)
Résultat consolidé	**88 481**	**89 579**	**69 474**
Résultat des activités abandonnées	(33)		
Résultat des activités poursuivies	**88 448**		
Charges et produits sans incidence sur la trésorerie ou non liés à l'activité :		-	-
- Amortissements et pertes de valeur	19 068	14 167	12 433
- Variation de la juste valeur des instruments financiers	(264)	436	436
- Pertes de valeur des Goodwills	-	-	-
- Résultat des cessions d'actifs immobilisés	(139)	31	14
- Quote-part de subventions virée au résultat	(60)	(54)	-
- Écarts de conversion	565	(224)	(589)
- Variation des impôts différés	(20 090)	(6 902)	(6 994)
- Charges liées aux paiements sur base d'actions	1 994	1 269	1 269
- Boni/mali sur cessions d'actions propres	29	-	-
- Autres éléments sans incidence sur la trésorerie	7	-	-
Marge brute d'autofinancement avant variation du besoin en fonds de roulement	***89 558***	***98 302***	***76 043***
- (Augmentation) / diminution des stocks	(3 378)	(3 810)	(6 595)
- (Augmentation) / diminution des créances clients et comptes rattachés	(30 361)	(14 598)	(11 786)
- (Diminution) / augmentation des dettes fournisseurs et comptes rattachés	(18 115)	(10 374)	(11 516)
- Variation nette de la dette d'impôts sur les résultats	34 077	2 563	1 316
- Variation nette des autres actifs et passifs liés à l'activité	58 393	(9 556)	(7 096)
Variation du besoin en fonds de roulement lié à l'activité	***40 616***	***(35 775)***	***(35 677)***
FLUX NET DE TRÉSORERIE LIÉ A L'ACTIVITÉ	**130 174**	**62 527**	**40 366**
Acquisitions d'immobilisations corporelles	(14 202)	(13 482)	(12 720)
Acquisitions d'immobilisations incorporelles	(1 473)	(2 351)	(1 318)
Versement aux actifs de régimes	(1 085)	-	-
Produits de cession d'actifs corporels et incorporels	1 295	503	475
Acquisitions de titres de participation non consolidés	(40)	-	-
Titres d'autocontrôle	(385)	-	-
Incidence des variations du périmètre	-	-	(51 650)
Autres flux d'investissement	(2 301)	178	129
Variation du besoin en fonds de roulement lié aux opérations d'investissement	(7 013)	(14 589)	(13 743)
FLUX NET DE TRÉSORERIE LIÉ AUX OPÉRATIONS D'INVESTISSEMENT	**(25 204)**	**(29 741)**	**(78 827)**
Émission d'emprunts à long terme	-	11 714	11 712
Remboursement d'emprunts à long terme	(31 083)	(70 015)	(80 995)
Variation nette des crédits à court terme	(724)	(648)	(648)
Augmentation de capital d'Ipsen S.A.	-	-	124 528
Augmentation des primes d'émission ou d'apport	-	-	29 478
Dividendes versés par Ipsen S.A.	(50 407)	(29 303)	(29 303)
Dividendes versés par les filiales aux actionnaires minoritaires	(158)	(24)	(24)
Variation du besoin en fonds de roulement lié aux opérations de financement	14	(140)	(2 427)
FLUX NET DE TRÉSORERIE LIÉ AUX OPÉRATIONS DE FINANCEMENT	**(82 358)**	**(88 416)**	**52 321**
Impact des activités destinées à être cédées / abandonnées	1 604	-	-
VARIATION THÉORIQUE DE LA TRÉSORERIE ET EQUIVALENTS DE TRESORERIE	**24 216**	**(55 630)**	**13 860**
Incidences des retraitements pro forma	-	(5 583)	-
VARIATION DE LA TRESORERIE ET EQUIVALENTS DE TRESORERIE	**24 216**	**(61 213)**	**13 860**
Trésorerie et équivalents de trésorerie à l'ouverture	**200 564**	**92 763**	**17 742**
Incidence des variations du cours des devises	(17)	192	140
Trésorerie et équivalents de trésorerie à la clôture	**224 763**	**31 742**	**31 742**

(1) Le bilan au 30 juin 2005 n'ayant pas été retraité (conformément à IFRS 5) suite à la cession de l'activité en Espagne, le tableau de flux de trésorerie n'a, par conséquent, pas été retraité non plus.